Exhibit 99.1



KANZHUN LIMITED
Environmental, Social and Governance Report

2023

Content

About This Report

The Report is released by KANZHUN LIMITED (hereinafter "KANZHUN," "We," or the "Company"), aiming to present, on an objective and fair basis, the Environmental, Social and Governance ("ESG") performance and practices of the Company in 2023. It is recommended to read the section on governance in this Report in conjunction with the section headed "*Corporate Governance*" in the 2023 Annual Report.

Preparation Basis

The Report is prepared in accordance with the *Environmental, Social and Governance Reporting Guide* (the "ESG Reporting Guide") set out in Appendix C2 to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "HKEx"). The Report also leverages the National Association of Securities Dealers Automated Quotations (the "Nasdaq") *ESG Reporting Guide 2.0*, the Global Reporting Initiative Standards ("GRI Standards"), and the United Nations Sustainable Development Goals ("UN SDGs"), aiming to systematically reflect KANZHUN's performance in all relevant aspects and respond to the concerns of various stakeholders.

Reporting Principles

In preparing this Report, the principles of "Materiality," "Quantitative," "Balance," and "Consistency" are applied to define the content of the Report and how the information is presented.

1.Materiality

While preparing this Report, we identified the main stakeholders and their ESG concerns. Responses made in this Report are based on the relative importance of these concerns, as detailed in the "Stakeholder Engagement" and "Material Issue Analysis" sections.

2.Quantitative

This Report utilizes quantitative information to disclose the key performance indicators ("KPIs") related to its environmental and social aspects. The measurement standards, methods, assumptions and/or calculation tools, and conversion coefficient sources used for the KPIs are explained in their respective sections.

3.Balance

The purpose of this Report is to transparently and objectively present both positive and negative ESG information and the Company's performance in six major areas of corporate governance: optimizing products and services, growing with employees, practicing green development, building a sustainable supply chain, delivering community care, and standardizing corporate governance.

4.Consistency

The data disclosed in this Report follows the statistical method consistent with previous years, with individual changes explained to ensure consistency.

Reporting Scope

The scope of the disclosure in this Report encompasses the ESG performance of KANZHUN LIMITED and its subsidiaries. Unless otherwise specified, this Report covers the period from January 1, 2023 to December 31, 2023 (the "Reporting Period" or "2023"). To maintain information consistency, some disclosures may also pertain to other periods. The information and data included in this Report are sourced from public data, internal documents and statistical reports of the Company, third-party questionnaires, etc.

Access to this Report

The electronic copy of this Report is available for access and download on the Company's Investor Relations website (https://ir.zhipin.com/) and the official website of HKEx (www.hkex.com.hk). We welcome feedback from our readers; please contact us at ir@kanzhun.com for any questions or comments. This Report is published in both Chinese and English. Should there be any discrepancy between the Chinese and English versions, the Chinese version shall prevail.

Data Description

Financial data in this Report is denominated in RMB. In the event of any discrepancy in financial data between this Report and the Company's annual financial statement, the latter shall prevail. KANZHUN LIMITED reserves the final interpretation right on the content of the Report.

About Us

Company Overview

Founded in 2014, KANZHUN LIMITED is a leading online recruitment platform in China known for pioneering the "Direct Recruitment Model." The Company listed on Nasdaq in 2021 and on the HKEx in 2022. With years of industry experience, we have gained unique insights into the market, business environment and customer needs. We introduced the "Direct Recruitment Model," enabling instant, direct chat between bosses and job seekers for precise recommendations for both parties. Powered by powerful artificial intelligence algorithms and big-data insights, we transform data analyses and user preferences into highly accurate job matches, enhancing user experience.

Our platform efficiently connects job seekers with business-side users across various sectors, including white-collar, gold-collar, blue-collar and college students as well as enterprise users like bosses and professional recruiters. These interactions primarily occur through the interactive BOSS Zhipin mobile app, web terminal and WeChat mini program. Following years of growth, BOSS Zhipin has become the largest online recruitment platform in China in terms of average monthly active users ("MAU"). For the twelve months ended December 31, 2023, the BOSS Zhipin App boasted an average MAU of 42.3 million.

Honors and Recognitions

March 2023	The Company explored a new model of "Livestreaming Job Hunting" and was awarded the 2022 Project of the Year of "Internet positive energy" by Guangming Online's e-Rise for Good · Internet Public Welfare.
March 2023	The Company's "Anti-Roach Action" program, aimed at combating recruitment harassment, was awarded the 2022 Project of the Year for "Caring for Women and Children" by Guangming Online's e-Rise for Good · Internet Public Welfare.
October 2023	The Company maintained its first place ranking in the "Golden Brand" annual survey conducted by CBN for three consecutive years.
November 2023	The Company ranked 20th on the list of "2023 Top 100 Enterprises in China's Internet Enterprises' Comprehensive Competence" by the Internet Society of China, with "social contribution" being a significant selection criterion.

Honors and Recognitions

November 2023	The Company was awarded the "Capital Power" 2023 Outstanding Listed Company Award by Stockstar.com.
November 2023	The Company was included on the 13th China Listed Companies Reputation List by National Business Daily and received the "Most Socially Responsible Listed Company" award.
November 2023	The Company won the 2023 "Golden Bridge Award" for Technology Company of the Year for Innovation Enabling High Quality Development, presented by Thinking Finance and Investor China.
December 2023	The Company was featured at the 2023 Financial China Annual Conference and the 21st Financial Billboard, receiving the "2023 Corporate Social Responsibility Contribution Enterprise" award.
December 2023	The Company was honored with the "Most Valuable Brand of the Year Award" at the 6th Annual Investment Conference hosted by CSL.CN.
December 2023	The Company was included in both the Dow Jones Sustainability World Index and the Dow Jones Sustainability Emerging Markets Index.
January 2024	The Company's MSCI ESG rating was upgraded to A.
January 2024	In the 2024 China Finance TMT "Leading List" ceremony, the Company won the "2023 Outstanding Enterprise in Social Responsibility" award.

ESG Highlights in 2023

1.Optimizing Products and Services

● The Company's verified job seekers, verified enterprise users and verified enterprises reached 166.8 million, 24.5 million and 13.3 million, respectively. Among them, white-collar and gold-collar users, blue-collar users, and college students accounted for 51.3%, 32.9%, and 15.7% of our job seeker user base, respectively. 87.3% of the verified enterprises we serve are small and medium-sized enterprises.

● In 2023, 421,000 new disabled job seekers were enrolled on the BOSS Zhipin platform, and the Company guided 56,000 companies in 358 cities in posting 67,000 disability-friendly jobs.

● As of the end of 2023, the Company's customer service team remained consistent in responding to user complaints within 2 hours and completing the handling within 1 business day, despite growth in the number of users. In 2023, the user service satisfaction rate reached 97%.

● By the end of 2023, the Company had a production and research team consisting of 1,395 employees. The Company's R&D expenses totaled more than RMB1.5 billion, up more than 30% compared with the same period last year.

● As of the end of 2023, the Company maintained a total of 612 trademarks registered domestically and overseas, 95 patents (including invention patents and design patents), and 96 copyright registrations, increasing further compared to last year.

● All the Company's products received safety-related certifications. In December 2023, the Company obtained the "Personal Information Protection Certification" from CCRC, being among the first five companies in China to achieve this certification.

● The Company participated in the compilation of the industry standard LD/T 3001-2023 *Network Recruitment Service Specification* issued by the Ministry of Human Resources and Social Security.

● The Company established the first postdoctoral research station approved in China's online recruitment field.

● The Company hosted the first International Symposium on AI-Empowered Career Science.

● The Company's self-developed Large Model for the recruitment industry, "Nanbeige," filed through the *Interim Measures for the Management of Generative Artificial Intelligence Services*, and successfully underwent the specific verification process for large models and attained a 4+ rating.

2.Growing with Employees

●Full-time female employees accounted for 47.87%. The percentage of female employees in management is 41.87%.

●100% coverage of pension insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, and housing provident fund, as well as supplemental commercial medical insurance for full-time employees.

●The employee training coverage rate is 100%, with a training time per capita of 64.89 hours.

●The employee performance appraisal coverage is 100%.

●The Company set up a Psychological Service Care Center, conducted 151 counseling group sessions involving 46,161 individuals.

3.Practicing Green Development

●Beijing Huapin Borui Network Technology Co., Ltd. Successfully achieved ISO 14001 Environmental Management System Certification.

●In 2023, 1.5 billion resume exchanges were completed on the platform, reducing paper resume delivery, and saving paper.

●Water-saving faucets are now installed on all sinks in self-built restrooms in the Beijing headquarter office building.

4.Building a Sustainable Supply Chain

●The Company uses environmental protection standards as the criteria for supplier ratings. The Company started to verify suppliers' environmental qualifications, such as ISO 14001 Environmental Management System Certification, CQC China Environmental Product Certification, GREENGUARD Certification, etc.

●The Company considers Power Usage Effectiveness (PUE) crucial when selecting data center suppliers. The average annual PUE value of the Company's leased data centers that are in operation does not exceed 1.33.

●100% of the network equipment and servers procured by the Company are certified for energy-saving and environmental protection standards.

5.Delivering Community Care

●The Company mainly carried out public welfare activities in four areas, namely, ecological protection, employee public welfare, community service and disaster relief actions, with total public welfare donations amounting to RMB5,568,500.

●In collaboration with the Yunnan Provincial Green Development Foundation, the Company launched the "Water for Monkeys" public welfare campaign. This involved laying 5.2 kilometers of water pipelines in the

Bauhausian National Nature Reserve, extending to over 60 drinking points. The project successfully addressed the drinking water needs of more than 70 Yunnan snub-nosed monkeys and other endangered wild species during the dry season.

● The Company organized the "Guard the Small Beauty of Nature" public welfare campaign. The campaign's video reached over 800,000 broadcasts and the Company provided more than RMB200,000 in financial support for four environmental public welfare projects.

6.Standardizing Corporate Governance

● The Company's current board consists of nine members, including two female directors, representing 22% of the total board composition.

● The Company's board members have diverse educational backgrounds such as law, electrical engineering, economics, etc., and possess extensive industry experience in areas such as the Internet, human resources services, and capital markets.

● Nearly 100% of the Company's suppliers have signed the *Integrity Agreement*.

● The Company conducts anti-bribery and anti-corruption training for all employees, including full-time employees and part-time employees.

● All members of the Board of Directors have undergone business ethics training.

ESG Governance



Board of Directors' Statement

The Company attaches great importance to ESG management and actively practices the concept of sustainable development. The Company's Board of Directors is the highest decision-making body on ESG governance and is responsible for controlling the direction of the Company's ESG strategy. The Audit Committee supervises the Company's ESG-related work and regularly reports to the Board to ensure better implementation of ESG work. At the operational level, we established a cross-departmental ESG working group to cooperate in formulating ESG action plans and supporting all functional departments of the Company to promote and implement ESG-related work. The ESG working group requires each functional department to report the progress of specific ESG-related work.

We carefully consider the potential impact of ESG-related risks on the Company and evaluate the materiality of ESG issues of concern to stakeholders based on changes in the internal and external business environment, national and industry policy trends. We communicate with stakeholders through questionnaires, regular meetings, and other channels to understand and actively respond to their concerns. The Board is also involved in the assessment, prioritization, and management of ESG material issues. We comprehensively identify the material ESG risks in the Company's operations and formulate relevant management policies. These policies cover areas such as data security and privacy protection, user services, and human capital development. The specific assessment

process and results are detailed in the ESG report's "Stakeholder Engagement" and "Material Issue Analysis" sections and reviewed by the Board.

The Board continuously monitors the implementation of the ESG risk management policy to ensure that the Company's internal control system can effectively identify, manage, and formulate relevant countermeasures to mitigate ESG risks involved in business operations. We also require relevant departments to implement ESG risk response measures in their operational management. During the year, the Company established environmental targets related to its business operations, including energy conservation, emission reduction, water conservation, and waste reduction. These targets aim to manage the business environmental impact, integrating ESG concepts and management strategies into relevant operational levels. The Board oversaw the establishment of these targets, periodically reviewed progress, and actively promoted ongoing improvements in ESG management.

The above ESG-related issues are also disclosed in detail in this Report, which were reviewed and approved by the Board on April 29, 2024.

ESG Strategy

We have established six pillars within our ESG strategy: optimizing products and services, growing with employees, practicing green development, building a sustainable supply chain, delivering community care, and standardizing corporate governance. These priorities are integrated into our Company's operations and management to drive high-quality development. Our Board conducts regular reviews to ensure that our ESG strategy aligns with the Company's overall development strategy.

The UN SDGs target three major areas: social, economic, and environmental, urging all sectors of society to contribute to sustainable development actively. We have identified key UN SDG priorities relevant to our business and integrated them with the Company's ESG philosophy to effectively guide our efforts.

Six Pillars	ESG Strategy Content	UN SDGs
Optimizing products and services	Aligned with the Company's vision of "Redefining talent development with the power of technology, committed to satisfying users, giving users full fairness, rich choices and higher efficiency," we focus on developing a technology-driven online recruitment platform. We insist on putting users first, thereby cultivating a strong foundation of technological innovation. By investing in advanced deep learning and recommendation algorithms, we deliver precise and professional recruitment services to our users. Furthermore, we maintain a strong emphasis on product quality and robust content governance to ensure a seamless, user-friendly, and efficient recruitment experience.	9 INDUSTRY, INNOVATION AND INFRASTRUCTURE / 12 RESPONSIBLE CONSUMPTION AND PRODUCTION
Growing with employees	The Company strictly abides by the laws and regulations related to employee hiring in the areas where we operate to effectively protect employees' rights and interests. We continue to improve our internal systems, clarify and standardize the criteria for employee recruitment, promotion and performance appraisal. We optimize talent recruitment and retention, enrich our employee training system, prioritize employees' physical and mental health, provide employees with fair, open, and inclusive development opportunities, and work together with employees to achieve long-term mutual development.	3 GOOD HEALTH AND WELL-BEING / 5 GENDER EQUALITY / 8 DECENT WORK AND ECONOMIC GROWTH

Six Pillars	ESG Strategy Content	UN SDGs
Practicing green development	Green development is about more than protecting the environment. It represents a necessary step toward fostering sustainable economic and social progress. We proactively align with national goals for carbon peaking and neutrality and integrate climate change responses and green development principles into our daily business operations. Our commitment involves offering users environmentally friendly, low-carbon products to aid in reducing carbon emissions, thereby collectively contributing to society's sustainable development.	
Building a sustainable supply chain	The Company consistently upholds its commitment to environmental protection by adopting the supplier management policy focused on "providing sincere service, striving for excellence, promoting energy efficiency and cost-reduction, preventing pollution and emissions, eliminating potential hazards and safeguarding health." We also conduct thorough assessments of our suppliers to evaluate environmental and social risks concerning supplier engagement, evaluation, maintenance, and withdrawal. Our procurement practices prioritize the selection of environmentally friendly and sustainable products. Collaborating with partners, we explore eco-friendly business models to cultivate a responsible and enduring supply chain. This year, the Company introduced the *Measures for the Management of Procurement and Contracts* to enhance and standardize supplier management protocols.	

Six Pillars	ESG Strategy Content	UN SDGs
Delivering community care	We believe that corporate social responsibility is paramount and have integrated the concept of "Promoting individual development with the power of technology and public welfare" into the Company's development strategy. Our goal is to combine our industrial strengths with community well-being. In strict alignment with all community investment regulations, we have developed and implemented the *Bylaws of Shanghai Zhipin Foundation*. These bylaws govern our entire management structure, project development, strategic planning, goal and process management, communication strategy, and project outcome evaluation. Furthermore, we have established a robust community communication and service framework. To ensure operational standardization and efficacy, the Shanghai Zhipin Foundation publishes annual work reports and has them reviewed by a third-party professional organization review.	3 GOOD HEALTH AND WELL-BEING 4 QUALITY EDUCATION 11 SUSTAINABLE CITIES AND COMMUNITIES
Standardizing corporate governance	The Company strictly abides by applicable laws, regulations and listing rules, consistently optimizes its governance system and has established a well-organized corporate governance mechanism with clear rights and responsibilities. The Company aims to conduct honest and compliant operations, effectively control risks, achieve high-quality and sustainable development, and reward society and shareholders with good performance.	16 PEACE, JUSTICE AND STRONG INSTITUTIONS

Stakeholder Engagement

Based on the Company's business features, industry dynamics, and corporate development path, we have identified multiple stakeholders, including users, employees, shareholders and investors, government regulatory bodies, communities, non-government organizations, media, and suppliers. We pay close attention to our stakeholders' demands and gain a deeper understanding of their expectations of the Company through multiple communication channels. We value and respond to their inputs and respond and make improvements accordingly.

Stakeholders	Key Expectations and Demands	Main Communication Channels and Response Methods
Users ●Job seekers ●Enterprise users	●Efficient recruitment and job-seeking services ●Expanding recruiting and job-seeking network ●Improving user experience ●Data and privacy protection ●A secure job search platform ●Reasonable cost for service	●Customer service hotline ●Application ●Email ●Sales team ●Social media ●User surveys
Employees	●Protecting employees' rights and interests ●Employee remunerations and benefits ●Employee development and training ●Employee health and safety	●Internal communication platform ●Employee hotline ●Email ●Employee meetings ●Employee surveys ●Employee training
Shareholders and investors	●Investment return ●Business strategy ●Information transparency ●Compliant operations	●General meeting of shareholders ●Periodic reports and announcements ●Emails and meetings ●Roadshow

Stakeholders	Key Expectations and Demands	Main Communication Channels and Response Methods
Government and regulatory bodies	●Business compliance ●Data and privacy protection ●Business ethics ●Driving employment ●Promoting economic development	●Information disclosure ●Policy consultation ●Supervision and inspection ●Document submission
Communities	●Charity initiatives ●Volunteer activities	●Social media ●Community activities
Non-government organizations and media	●Corporate social responsibility ●Cooperative development	●Social media ●Industry events ●Press conference ●Interview
Suppliers	●Fair cooperation ●Business ethics ●Mutual benefits and win-win cooperation	●Business negotiations ●Supplier assessments ●Site visits

Material Issue Analysis

To understand and respond to the stakeholders' expectations and demands, and to clarify ESG practices and information disclosure priorities, the Company invited internal and external stakeholders to participate in the identification of ESG issues and conduct materiality assessments.

We identified 18 key issues based on the Company's strategic priorities, industry characteristics, and exchange requirements. Through communication, interviews, and surveys with key stakeholders, we ranked the materiality of those key issues, deeming 9 issues of extreme importance, 8 of great importance, and 1 of general importance. The results of the substantive assessment are as follows:

KANZHUN 2023 ESG Materiality Matrix



1 Data security and privacy protection
2 Customer service
3 Employee health and safety
4 Intellectual property protection
5 Employee interests and benefits
6 Business ethics
7 Employee training and development
8 Quality of product and service
9 Diversity and equality
10 The Board's Governance effectiveness
11 Supply chain management
12 Environmental impact of products and services
13 Customized support for the underserved
14 Climate actions
15 Energy management
16 Waste management
17 Water resource management
18 Philanthropic activities

Environmental area   Social area   Governance area

Issues of extreme importance	Issues of great importance	Issues of general importance
●Data security and privacy protection	●The Board's Governance effectiveness	●Philanthropic activities
●Customer service	●Supply chain management	
●Employee health and safety	●Environmental impact of products and services	
●Intellectual property protection	●Customized support for the underserved	
●Employee interests and benefits	●Climate actions	
●Business ethics	●Energy management	
●Employee training and development	●Waste management	
●Quality of products and services	●Water resource management	
●Diversity and equality		

Optimizing Products and Services

Aligned with the Company's vision of "Redefining talent development with the power of technology, committed to satisfying users, giving users full fairness, rich choices and higher efficiency", we focus on developing a technology-driven online recruitment platform. We insist on putting users first, thereby cultivating a strong foundation of technological innovation. By investing in advanced deep learning and recommendation algorithms, we deliver precise and professional recruitment services to our users. Furthermore, we maintain a strong emphasis on product quality and robust content governance to ensure a seamless, user-friendly, and efficient recruitment experience.



Driving Development through Innovation

Technological innovation is critical for enterprises to achieve high-quality, sustainable development. In 2023, we continued to deepen our investment in innovation, persistently refining our products and algorithms through iterative updates to cater to our users' multifaceted demands. This year, the Company's investment in R&D surpassed 1.5 billion, a year-over-year increase of over 30%.

We remain committed to developing a technology-driven online recruitment platform, convinced that by harnessing the power of scientific and technological innovation, we can empower greater talent development. The realization of this commitment relies on the following three aspects:

First, our **innovation safeguard system**. We firmly believe that creation is the result of Brownian motion. As such, we encourage our employees to engage in a wide variety of innovation and R&D activities and reward inventors and designers who obtain patents for their workplace inventions with bonuses and compensation, along with the right to be credited as patent holders. At the same time, we have designed a review and promotion mechanism that more closely aligns with the functions of technical employees to attract more talents with vital technical capabilities and professional knowledge. This in turn, continuously maximizes the Company's technological innovation and data analysis capabilities. We also launched a variety of technical courses on our internal employee training and development platform and organized events such as the

"1024 Technology Culture Festival," "Programming Competition," and "Data Analysis Skill Competition" to further foster an atmosphere of innovation among all employees.

Second, our **cultivation of innovative talent**. We recognize that talent is the fundamental driving force of social progress and economic development, especially in the context of a knowledge-based economy and innovation-driven growth. The cultivation of innovative talent is a critical factor for enterprises to achieve sustainable development. It is also an essential driver for technological advancement in related fields and for enhancing societal welfare. In the context of the nation's efforts to facilitate Industry-University-Research Institute collaboration and to accelerate the transformation of scientific and technological achievements into fundamental productive forces, in 2023, the Company engaged in collaborative academic exchanges with top-tier universities such as Peking University, Tsinghua University, Fudan University, Renmin University of China, University of Science and Technology of China, Beihang University and the Hong Kong University of Science and Technology (Guangzhou). These initiatives include the co-establishment of Professional Degree Practice Bases, Intelligent Talent Service Technology Research Centers, and the creation of joint graduate training and visiting scholar exchange mechanisms.

On September 8, 2023, we held an inauguration ceremony for BOSS Zhipin's Postdoctoral Research Workstation, marking the first Postdoctoral Research

Workstation approved in China's online recruitment sector. The Workstation adopts a co-cultivation model with Postdoctoral Research Mobile Stations, with the first academic collaboration partner being Tsinghua University PBC School of Finance (PBCSF). By combining BOSS Zhipin's accumulated expertise in career science and the PBCSF's profound knowledge of labor market economics, the two parties conduct exchanges and practical activities in the areas of postdoctoral talent cultivation and Industry-University-Research Institute integration. Postdoctoral researchers who join the Workstation will focus on the "AI+ Career Science" field, concentrating on labor market economics driven by big data and artificial intelligence technologies. They will conduct a series of innovative technology and application research projects to further contribute to the career science development.


中关村科技园区朝阳园管理委员会
博士后科研工作站
POSTDOCTORAL PROGRAMME
北京华品博睿网络技术有限公司分站
人力资源和社会保障部
全国博士后管委会
二〇二二年十一月

Postdoctoral Research Workstation

Finally, the **inclusive dissemination of innovation**. We firmly believe that the widespread integration of groundbreaking advancements serves as a key driver in invigorating social vitality and boosting shared prosperity. It fosters a more inclusive and equitable social environment, enabling a greater number of individuals to reap the benefits of technological innovation.

In 2018, the Company established the BOSS Zhipin Career Science Lab (CSL), the world's first interdisciplinary scientific laboratory dedicated to the realm of "AI+ Career Science." Its mission is to advance human development through innovative interdisciplinary research and industrial applications. After years of extensive research, CSL has effectively implemented a variety of innovative technical solutions to tackle foundational and cutting-edge challenges within the "AI+Career Science" domain. Progress has been made in various aspects, including understanding graph structure data, job recommendations using large models, career path planning, and enhancing cognitive diagnostics. These achievements have been showcased in prestigious international academic conferences and journals within the artificial intelligence field, such as AAAI-2024 and IEEE TKDE. In December 2023, in collaboration with several universities, CSL hosted the first International Symposium on AI-Empowered Career Science at ICDM-2023, marking the first-ever global symposium focusing on "Career Science."

In 2023, the Company registered its independently developed vertical large model for the recruitment industry, "Nanbeige," under the *Interim Measures for the Administration of Generative Artificial Intelligence Services*. Subsequently, it began to explore implementation scenarios in job-seeking and recruitment. In February 2024, the model underwent verification for trustworthy AI large model standard compliance, organized by the *China Academy of Information and Communications Technology (CAICT)*. It successfully completed the specific verification process for large models and was awarded a 4+ rating. Notably, BOSS Zhipin stands out as one of the first domestic recruitment enterprises to successfully pass this verification.

We believe that our innovation safeguard system, the cultivation of innovative talent, and the inclusive dissemination of innovation are interconnected and complementary. Together, they form the foundation of a robust and comprehensive innovation ecosystem.

Our innovation safeguard system serves as the cornerstone of the innovation ecosystem, establishing the necessary conditions and environment for innovative activities to thrive. Innovative talent plays a pivotal role in societal progress and economic advancement, catalyzing innovative ideas and driving their implementation. Working in tandem, our innovation safeguard system and the cultivation of innovative talent support each other and synergistically foster progress. The inclusive dissemination of innovation takes innovation beyond academic realms and theoretical discussions, extending its influence into practical applications in production and daily life. This widespread integration of innovation yields tangible societal improvements, enhances individuals' quality of life and propels society toward a more prosperous and equitable future.

Promoting Equal Employment Opportunity

Employment stands as the bedrock of people's livelihoods. In 2024, during a working meeting, the State Council emphasized the importance of promoting employment opportunities for individuals with disabilities and those facing challenges in securing employment. The Council also emphasized the need to firmly address employment discrimination based on gender, age, education, and other factors. Additionally, enhancing mechanisms for labor relations consultation and coordination was highlighted to uphold workers' legal rights. As an online recruitment platform connecting job seekers with enterprise users, we believe in the power of connections to create value. Through our innovative "AI Matching and Recommendation + Direct Chat" model, which leverages the network effects of the two-sided market, we aim to provide job seekers with fairer employment conditions. Our goal is to deliver uniform, equal, and authentic services to a diverse range of user groups. By employing this approach, we minimize employment discrimination and promote inclusive job opportunities that contribute to shared prosperity.

● Enhancing Employment Opportunities for the Disabled

Leveraging our platform's advanced intelligent matching technology, we have developed a comprehensive system for identifying and aligning disabled individuals with suitable job positions by matching their resume information. This enables precise two-way recommendations, amplifying the visibility of the disabled job seeker. In collaboration with the China Disabled Persons' Federation's Employment Service Guidance Center, BOSS Zhipin initiated the "Accessible Job Search Assistance Program for People with Disabilities." Beyond facilitating tailored job matches for individuals with disabilities, we have introduced and improved accessible job search features. These include intelligent voice prompts to aid in resume submission, online interactions, and video interviews. Moreover, we have established a supportive community for job seekers with disabilities, regularly sharing job search tips to empower them on their employment journey. As of December 31, 2023, the "Accessible Job Search Assistance Program for the Disabled" served a cumulative total of 534,000 disabled job seekers.

The Company continues to implement the "Firefly Plan for Helping Persons with Disabilities" program by inviting college students with disabilities to participate in exclusive live-streamed recruitment events. This initiative enables them to easily submit their resumes during the live streaming, thus creating diverse employment avenues for students with disabilities. Concurrently, we urge enterprises to advertise job positions that are disability-friendly to bolster corporate awareness and support for disability inclusion. This year, BOSS Zhipin's "Firefly Plan for Helping Persons with Disabilities" livestream conducted 75 live sessions, offering over 21,000 job positions, attracting over 819,000 cumulative views, and receiving more than 35,000 resume submissions.

In 2023, BOSS Zhipin's platform experienced a surge of 421,000 new users with disabilities actively pursuing employment, among which were 108,000 recent graduates from the years 2022 and 2023. During this period, we facilitated the posting of 67,000 disability-inclusive job openings by 56,000 companies across 358 cities. This concerted effort has led to the establishment of a supportive, equitable and high-quality employment environment tailored to people with disabilities.


萤火助残
爱心招聘专场
残障人士求职直播间
进入直播间

Propaganda Poster for "Firefly Plan for Helping Persons with Disabilities" Livestream

• Supporting Blue-Collar Employment

The blue-collar workforce is the backbone of China's economy, playing a crucial role in fostering high-quality development. Traditionally, these workers have sought employment through offline avenues fraught with risks, such as concealed job safety hazards and lack of social security payments. There is a pressing need for greater job-person matching and transparent service fee standards. Due to factors such as educational background and the nature of their career experience, blue-collar job seekers often struggle with the conventional "resume submission – company screening – offline interview" recruitment model. This challenge is compounded by the inconsistent quality of online job search companies, making it difficult to discern job authenticity.

We select and publish high-quality jobs by carrying out qualification verification, project review, job information verification, and other authentication means for recruiters. We launched the "Hailuo Project" for blue-collar groups such as the manufacturing industry, which consists of cooperative positions directly recruited by enterprises on the platform or authorized by regular agencies to recruit on the platform. After the positions are posted, we perform a second round of checks on over 90 details, such as salary, benefits, and overtime situations, to ensure the information is genuine and reliable, safeguarding job seekers' rights.

To tackle the challenges blue-collar job seekers face, such as limited channels for obtaining recruitment information and the absence of resumes for some, we implemented an "AI Matching and Recommendation + Direct Chat" model. This approach not only accurately matches job seekers with positions but also diminishes the role of resumes. Blue-collar job seekers can simply fill out basic information and communicate with recruiters through "Direct Chat," streamlining the traditional recruitment process and offering a more intuitive, straightforward, and reliable way to assist in their employment, thereby enhancing the job-seeking efficiency of the blue-collar workforce.

• Supporting Youth Employment

To facilitate high-quality and sufficient employment for the younger generation, we focus on their personalized job-seeking needs, providing comprehensive, multi-dimensional, and continuous guidance and support. This helps them navigate job search and onboarding challenges, empowering their career development.

In 2023, the Company offered employment guidance and job position promotions in 18 universities, establishing an integrated online and offline service system for college students' employment. We also invited 37 "Campus Recruitment Ambassadors" for round-the-clock job posting and interactive Q&A sessions. Focusing on eight key industries, including the internet, consumer services, and advanced

manufacturing, as well as major regions like Jiangsu, Zhejiang, Shanghai, Beijing, Tianjin, Hebei, Sichuan, Chongqing, and Yunnan, we organized specialized recruitment sessions, mobilizing 24,000 companies and 78,000 positions, reaching 3.57 million college students, and receiving 760,000 resume exchanges.

This year, BOSS Zhipin continues to partner with national ministries and agencies, mass organizations, and authoritative media, including the Ministry of Education of the People's Republic of China, the Ministry of Human Resources and Social Security of the People's Republic of China, the All-China Women's Federation, the China Disabled Persons' Federation, and CCTV, to launch multiple public service initiatives for college students' employment:

• **Large-Scale Campus Employment Service Special Actions:** For four consecutive years, we have participated in significant campus employment service initiatives such as the "Hundred Days, Ten Million" by the Ministry of Human Resources and Social Security and the "24365" by the Ministry of Education.

• **China Youth Employment: Jobs for You:** In April 2023, the "China Youth Employment: Jobs for You" spring recruitment public welfare initiative was launched in partnership with China Youth Daily. The event provided over ten thousand job positions across 120 cities in 30 provinces and brought in 60,000 resumes during the three-hour live streaming session.

● **College Students' Online Recruitment Fair for Foreign Enterprises:** In April 2023, we collaborated with the China Association of Enterprises with Foreign Investment to launch the "College Students' Foreign Enterprise Online Job Fair." This platform facilitated interactions between university graduates and foreign companies, offering employment positions in various popular industries such as advanced manufacturing, healthcare, and commercial finance.

● **"Job Awaits for You" Employment Season Non-profit Activity:** In May 2023, in collaboration with CCTV News, we initiated the "Job Awaits for You" non-profit activity for the employment season. During the 2-hour live streaming, participating companies offered over 10,000 job opportunities across 136 cities to job seekers. The event received 70,000 resumes from applicants and over 35 million cumulative views across all platforms.

● **"Future of Careers: Professional Mentors Arriving" Event:** In conjunction with social media, we initiated the "Future of Careers: Professional Mentors Arriving" program, a dedicated to career guidance campaign for college graduates entering the job market in 2023. This campaign integrated online and offline elements, relying on our platform's advanced algorithmic recommendation technology to deeply analyze regions, provinces, and cities' developmental requirements and promote the precise connection between talent needs and opportunities. During this campaign, we visited 10 universities, reaching over 200,000 graduates and

covering more than 10 industries, including information technology, biopharmaceuticals, manufacturing, healthcare, and others, providing valuable insights and guidance tailored to the specific demands of these sectors.



Propaganda Poster for
"Future of Careers: Professional Mentors Arriving"

During the spring and autumn recruitment seasons, the Company's campus recruitment initiatives cumulatively served over 1.7 million college students in their online job search, attracting approximately 20,000 companies to offer more than 16,000 campus recruitment positions.

The Company also focuses on employment concepts and the intergenerational differences in job seeking by organizing the "I Know What It's Like to Work" college job-seeking themed debate competition and the "8,000 Miles of Clouds and Moon" parent-child job-seeking themed debate competition. These events garnered tens of millions of online exposures and attracted broad attention and discussion of 1.7 million people visits across the web participating in discussion.


总决赛
高校求职主题辩论赛
辩题 收到10年后的自己发来的人生建议，我要/不要看
上班就知道
4/27 PM 19:00 PM 22:00
表演赛
北京大学学生辩论协会
辩题 人工智能替代人类劳动是人类文明之喜/之悲

Propaganda Poster for "I Know What It's Like to Work" College Job-seeking Themed Debate Competition

Supporting the Development of Small and Medium-sized Enterprises (SMEs)

Preserving employment starts with safeguarding market entities. China's *14th Five-Year Plan for Promoting the Development of Small and Medium-Sized Enterprises* highlights that "Small and Medium-sized Enterprises are the main force of the national economy and social development, a crucial foundation for building a modern economic system and promoting high-quality economic growth, and an essential support for expanding employment and improving people's livelihoods." According to public data, over 95% of China's approximately 40 million enterprises are SMEs, providing significant security for the resilience of our nation's employment.

The Company actively responds to national policies to promote SMEs' high-quality development. We effectively assist SMEs in overcoming challenges they face during the recruitment process, such as the inability to precisely match job candidates and difficulties in attracting or retaining top talent. With the support of our recommendation algorithms and industry research teams, we utilize innovative methods and tools like two-way referral, direct chat, and mutual consent on resume exchange features to actively promote digital recruitment for SMEs, helping them stabilize and expand their workforce.

We continuously leverage the technological advantages of our product, which combines "AI Matching and Recommendation + Direct Chat," to enrich employment forms, lower employment barriers, and create job opportunities. This assists SMEs in sharing the benefits of the digital economy's development.

Assuring Product Quality

Product experience is a top priority for KANZHUN. We consistently iterate and upgrade our products and optimize their features and functionality. The Company established systems such as the *Kanzhun's System Change Management Measures*, ensuring that all products shall go through quality control processes, including requirement review, functionality testing, pre-launch approval, and post-launch retro-testing. The processes coordinate the work of a working group composed of change requesters, reviewers, approvers, testers, and validators, ensuring that our products and services meet the latest legal and regulatory requirements while satisfying user needs. We also established the *Kanzhun's Continuity Management Measures*, which specifies that the Company shall establish a business operation monitoring strategy, conduct daily monitoring of the physical environment, system operation status and system security of the business system operation, and establish an alert mechanism to keep abreast of abnormalities in the business system. In the case of any system abnormality, the relevant departments will follow up and promptly resolve the issue to ensure users' consistent access to our products and services.

Guarding Content Security

The Company adheres to the core principle that "content safety is a non-negotiable red line." Following national laws, regulations, and normative documents and considering of our recruitment and job-seeking platform's characteristics, we formulated and published the *Recruitment Conduct Management Standards*. The standards explicitly prohibit enterprise users from posting any information or advertisements that seek collaboration, marketing, or any content that is not for recruitment purposes, standardizing the rules for enterprise information dissemination. To maintain a unified review standard for recruitment positions on the platform and to foster the platform's healthy development, we conduct regular compliance training for our operational staff and strictly prohibit the inclusion of marketing advertisements or commercial promotions in job descriptions.

1.Reinforcing Risk Review

The Company has established an integrated online and offline content review system to ensure the safety of platform content. For the product usage scenarios of both enterprise users and job seekers, such as job postings, real-time communication, online applications, and mock interviews, we launched the "Platform User Safety Protection Program". This program includes a rigorous content review process designed to ensure the authenticity of corporate user information, job details, and candidate intentions.

We continuously advance the standardization and governance of platform content through AI technology and professional manual review, ensuring the legality, authenticity, and accuracy of platform information. We implement comprehensive monitoring of text, images, videos, and other content posted by enterprise users to eliminate illegal, politically sensitive, and rights-infringing material. For any detected non-compliant content, we immediately initiate a review and reporting mechanism, taking actions to shield or delete it, thereby ensuring the compliance and safety of platform content.

This year, in terms of online safety risk prevention and control, our security team has continuously enhanced job-seeking safety through iterations in technology and product functionalities, with a focus on online risk prevention and control. For enterprise users, we continued to refine verification accuracy and efficiency for submitted materials. For job seekers, we continuously improve their experience in interacting with our products. For example, we empower job seekers to describe incidents or report violations using voice commands. This has also reduced the cost of users providing feedback. Regarding job posting, we formulated and published the *Job Description Posting Standards* on our internal work and learning platform. All employees involved in posting job descriptions must familiarize themselves with the standards to ensure that the content they post is complete, factual, and compliant.

BOSS Zhipin "Platform User Safety Protection Program"

User categories		Online safety risk management	Offline safety risk management
Enterprise users	**First-time registered users**	● We require the upload of business licenses and employment certification, including enterprise mailbox address, business address and other information, performing strict validation on the relationship between an enterprise and an enterprise user. ● Based on the risk prediction mechanism, we also customize the registration policy for enterprise users and add additional verification processes for companies with a high frequency of user complaints or misconducts. For example, we may ask for an industry service license, video of the office environment and other proof materials, or require a face-to-face meeting with our offline risk assessment team. ● For unauthenticated enterprises, we continue to monitor their behavior to prevent potential misconduct.	We organize a professional offline risk assessment team to conduct on-site visits with enterprise users, ensuring the authenticity and reliability of both the enterprises and their job postings.
	Users who post job listings	● We utilize advanced feature engineering, machine learning, and decision engines to process user data and build an algorithm-driven risk assessment model to identify and continuously track high-risk positions and enterprise users. ● We keep track of high-risk behaviors such as false advertising, pyramid selling and blackmailing for private information and include employees' complaints in the process of risk assessment.	

User categories		Online safety risk management	Offline safety risk management
Enterprise users	**Users with misconduct**	● Immediate measures are taken, such as banning or shielding user accounts, requesting supplementary verification materials, or preventing job seekers from accessing enterprise information, among others. ● For enterprise users who are suspected of being involved in severe misconduct or crimes, we will report to local public security organizations for further investigation.	
Job seekers		● Before using our APP, users must complete a mobile phone verification process by registering with a phone number and confirming through a verification code. ● Our intelligent system can monitor and screen suspicious users who may compromise the platform's integrity and ask these users to complete additional authentication. For instance, if the phone number provided by a job seeker is blacklisted, or the language used in the self-description is improper, our fraud prevention system detects these situations and prompts a risk indication.	

2.Conducting Targeted Rectifications

We highly value the content standards of our platform and consistently implement ten special campaigns (e.g., "Communication in Good Manners", "Protection of Key Employment Groups", etc.), strengthening the protection of minors and establishing standard specifications. We are dedicated to fostering a lawful, harmonious, and healthy online job-seeking and recruitment environment, safeguarding the legitimate rights and interests of our users.

● "Communication in Good Manners" Special Campaign

In 2023, the Company continued the "Communication in Good Manners" governance campaign, employing a comprehensive pre-, during- and post-event management system to address recruiters' violations such as verbal abuse and harassment. For the prevention stage, we inform users about the basic rules of communication in good manners through comics, videos, and other media formats, guiding them to adhere to proper communication etiquette. To manage issues during communication, we refined our inspection mechanisms, established user complaint channels, and intensified actions against frequent perpetrators of uncivilized behavior. Post-incident, we publicly disclose the involved recruitment enterprises and inform them of their violations. We also established an information-sharing mechanism with enterprise users to prevent further misconduct afterward. Additionally, we addressed issues such as false base salaries, implicit discrimination, privacy infringements and other problems

in accordance with relevant management standards, further strengthening the regulation of recruiters' conduct.

KANZHUN Regulation Measures of "Communication in Good Manners"

 Disclose and report violations of recruitment enterprises involved in sexual harassment.

 Remove positions involving implicit discrimination.

 Guide polite communication.

 Key industries must define jobs' basic salary range.

 Severely punish any suspected privacy infringement.

 Add autonomous encryption to resume information.

● **Advertising Content Review**

As an online recruitment service platform, we explicitly prohibit enterprise users from posting advertising content with a marketing nature on our platform, as outlined in our *Recruitment Conduct Management Standards*. Recruitment information posted by enterprise users must also comply with these standards. Currently, our advertising content detection system covers 100% of content posted by recruiters, with a focus on reviewing materials with high display and exposure frequency. We continuously refine our text filtering system to screen and identify potential illegal and non-compliant vocabulary in recruiters' postings. Through a combination of machine recognition and manual review, we strictly control published content to ensure full compliance with legal and regulatory requirements.

● **Protection of Key Employment Groups**

The Company persistently strengthens the protection efforts for relatively vulnerable groups, such as blue-collar workers, college students, and females, by conducting a special campaign named "Protection of Key Employment Groups." In collaboration with enterprises and institutions in related industries, we enhance the verification of recruiting companies' qualifications through our dedicated security auditing model. For severe violations involving suspected false recruitment and charges, we carry out periodic reviews and rectifications. This leads to the rectification of prevalent issues in sectors like the manufacturing industry, urban service industry, and the flexible labor market, such as unqualified intermediary agents, false recruitment, and unreasonable charges, thereby protecting the key employment groups.

Protection of Key Employment Groups

 Special campaigns in six industries including food delivery ridesharing services and others

 "Hailuo Project" – ensuring the authenticity of blue-collar positions

 Protection for female job-seekers

 Special protection for students

● **Protection of Minors**

The Company views the protection of minors as paramount and explicitly prohibits the hiring of child labor or the recruitment of minors for high-risk jobs in violation of laws and regulations, as stated in the *Recruitment Conduct Management Standards* and other policies. Users must confirm and agree to the age requirements set forth in the *User Agreement* before applying for BOSS Zhipin services. This agreement stipulates that users must be at least 16 years of age at the time of registration and during the use of service provided by BOSS Zhipin, with the purpose of recruitment and job seeking. BOSS Zhipin prohibits enterprise users from recruiting employees under 16 years old. If any illegal activity is discovered, the enterprise's job postings will be unapproved or banned, and the enterprise user account may be frozen temporarily or permanently.

Network Security and Privacy Protection

We strictly comply with the laws and regulations regarding network security and privacy protection in the areas in which we operate. We have established a comprehensive network security and privacy protection management framework and formulated internal policies for network security and privacy protection management, emergency response, training, and audit. These policies clearly outline our overall objectives and security strategies related to network security, data security, and privacy protection. The Company consistently bolsters its network security management from multiple dimensions, including security technology, security audits and emergency management. We have also improved user privacy protection throughout the data lifecycle and all stages of products, thus building a standardized, scientific, and efficient network security and privacy protection system.

1.Security Management Structure

The Company has established a security management framework comprised of decision-making, supervisory, management and execution units, coordinating network and information security-related work from top to bottom. The Board of Directors prioritizes information security and privacy protection and takes an active role in strategic planning, reviews, and major decision-making in this regard.

The Security Leadership Team is the highest decision-making and supervisory unit of the Company's network and information security framework, which is chaired by the Chairman of the Board and CEO, with other senior management serving as members, and is responsible for leading and decision-making on major network and information security matters, as well as supervising and managing the work of the management unit and the execution unit. Under the Security Leadership Team, there are six special working teams, which jointly promote the implementation of security management through a cooperative working mechanism. The Company hosts weekly privacy and security meeting and reports key conclusions to the Chairman of the Board.

Network and Information Security Organizational Structure

Decision-making and Supervisory Units		Responsible Person	Responsibilities
Security Leadership Team Chairman of the Board as group leader	**Data Security Working Team**	Chief Technology Officer (CTO)	Responsible for organizing compliance with laws and regulations related to data security, improving data classification and protection strategies, and conducting data life cycle security management and monitoring
	Personal Information Protection Working Team	Vice President of Technology	Responsible for organizing the development and implementation of personal information protection strategies, and undertaking communication and feedback with relevant authorities and users
	Network Security Working Team	Chief Technology Officer (CTO)	Responsible for organizing network security overall plans, improving the network security technology protection system, and implementing the network security protection strategy

Network and Information Security Organizational Structure

Decision-making and Supervisory Units		Responsible Person	Responsibilities
	Algorithm Ethics Working Team	Vice President of Technology	Responsible for organizing the optimization of algorithm strategy rules, evaluating algorithm effects, and assessing algorithm results
	Network and Information Security Emergency Response Working Team	Public Affairs Officer (PAO)	Responsible for improving the emergency response mechanism and organizing the emergency response and reporting
Security Leadership Team Chairman of the Board as group leader	**Platform and Content Security Committee (with Platform Security Working Team and Content Security Working Team thereunder)**	Chief Marketing Officer (CMO) Vice Chairman of Public Affairs (PA) Committee	Responsible for ensuring the security of the job searching and recruitment processes for platform users and maintaining a good ecology for information content on the platform

2.Network Security Management

To create a secure corporate network environment and foster a robust network ecosystem, we develop a network security guarantee system that covers network security policies, technologies, emergency response mechanisms, supplier qualification review, and employee training, which protects the data and information security of the Company in all aspects. Furthermore, we conduct regular internal and external audits to assess the effectiveness of our security measures.

(1)Security Management System

We have created and implemented a comprehensive and rigorous internal policies and measures covering the full lifecycle of network security and data processing activities for all our product lines, thereby safeguarding the security of our users. To strengthen network security management, we developed the *General Policy of Information Security Management System*, the *IT Supplier Management Method*, the *Network and Information Security Emergency Response Plan*, and the *Data Security Audit Management Method*. These policies aim to further clarify information security objectives and organizational structure, improve network security management, and improve network security management and promote security awareness and safe behavior among our employees. To enhance our network security technologies, we have developed a suite of security management policies and systems to address network security, system security, application security, security patches, anti-virus programs and secure development,

among other aspects. These policies further clarify the security strategies to be followed by our network, hosts, application systems and database systems, thus standardizing our network security technologies and security operations.

We maintain a "zero tolerance" approach toward any security violations and have developed the *Rewards and Labor Discipline Regulations* and the *Office Security Code of Conduct*, explicitly outlining the compulsory security practices in daily work, including strict prohibitions against damaging, or attacking the Company's network, and unauthorized access to, tampering with, or deletion of the Company's data. If any violation is identified, the Company will take disciplinary actions against the offenders according to the severity of the impact.

(2)Network Security Technologies

We continue to optimize our network security technologies and deploy defense measures at multiple levels, including applications, networks, hosts, terminals, and codes. We have also built a one-stop basic security management platform, the "Shield." This platform monitors, audits, tracks and handles security risks, vulnerabilities and compliance risks related to data assets in real time, comprehensively enhancing our security operation capacity and upgrading our basic security protection level to safeguard user data security. Our major network security technologies include:

● **Risk Prevention:**

We deploy Web Application Firewall (WAF) and perimeter firewalls technologies and utilize anti-DDoS products to defend against attacks at the network and application layers. Additionally, we deploy a Data Loss Prevention (DLP) system, terminal anti-virus software, a self-developed office network access system, and an internet behavior management system to strengthen employee terminal protection and monitoring to prevent data leakage due to any security risks in employee terminals. Furthermore, we deploy a mail security gateway to monitor and filter spam, phishing emails, ransomware emails, and other targeted attacks through email.

● **Risk Identification:**

We deploy a host security management system, a self-developed database audit system and a bastion host to deal with security threats at the host layer. These tolls promptly discover and eliminate any vulnerabilities in the host system and database system and monitor and audit any violations found. In addition, we deploy our self-developed static code analysis platform, self-developed software composition analysis platform and self-developed App privacy compliance detection system to conduct security audits and analysis to identify and eliminate security hazards at the source. Furthermore, we also use a Threat Detection Platform (TDP) and a self-developed Dynamic Application Security Testing (DAST), to enhance threat identification, detection, response, and tracking capabilities.

● **Risk Assessment:**

We established the BOSS Security Response Center (BSSRC), a platform dedicated to openly collecting security vulnerabilities from external security developers, which allows us to synchronize and strengthen the platform's security defense capabilities by leveraging external resources. Furthermore, we conduct regular penetration testing, including simulating hacker attacks to identify and remedy cybersecurity vulnerabilities. We also carry out offensive and defensive drills to understand our security capabilities and make targeted improvements to reduce the possibility of being attacked.

(3)Network Security Audit

We regularly conduct both internal and external assessments and audits for our IT infrastructure and information security management system, ensuring that both internal and external network and data security audits are performed at least once a year. In terms of internal audits, the Company conducts audits annually of compliance with personal information handling activities and the protection of personal information rights, and performs users' personal information security impact assessment on the handling process of their sensitive information as well as on scenarios where users' information is shared, to promptly identify and address potential risks and eliminate potential security hazards. Additionally, the Company conducts annual compliance and risk assessments for our main products' network and data security to ensure that internal security operations meet the corresponding security level requirements and that security risks are controllable. For external audits, we hire professional external audit agencies to test and evaluate our network security protection measures, data security management capability certifications, and personal information protection certifications for all our products annually.

(4)Emergency Management for Security Incidents

We continue to enhance our emergency management measures for security incidents by establishing both proactive and reactive incident response mechanisms to minimize the impact of emergencies. The Company has established an emergency response mechanism for security incidents, improved preemptive precautions as well as treatment processes during and following an incident, and consistently enhanced our emergency response capability.

•Preemptive precautions:

We continue to optimize our network security technologies and regularly conduct phishing drills, emergency response drills and attack and defense drills. These efforts aim to comprehensively detect internal and external security risks and flaws, while improving our employees' security awareness and enhancing the skills of those dealing with incidents. In this way, we ensure that our emergency response team is equipped to promptly detect and appropriately handle any

security incidents, minimizing the impact on our users. In 2023, the Company conducted 69 phishing drills, 3 security incident response drills and 6 attack and defense drills to continuously improve all employees' security awareness and enhance the skills of those dealing with incidents.

•Treatments during incidents:

We have established a Network and Information Security Emergency Response Working Team, and prepared the *Special Plan for Network Security Incidents*. The plan details emergency responses for emergencies in business systems, basic environment, security technologies, information content and other related fields. We classify security incidents into five categories by severity level for classified and graded response and treatment. For high-risk incidents[1], the Company will promptly report to the superior monitoring and supervision authorities. In addition, we specify the process for incident monitoring, response, treatment, and release to ensure that any security incident can be properly treated.

---

[1] Incident with a risk level categorized as extremely high, high, relatively high, or average.

• **Investigation after incidents:**

We consistently strengthen our incident summary and analysis efforts, improve our emergency plans and protective measures, and keep records of incident treatment. After an incident, we promptly analyze the cause, process, and responsibilities, assess the incident's impact and related losses, and summarize the lessons learned from our preventive and treatment measures. We also archive incident treatment records, audit the effectiveness of our security measures annually, and continuously improve our security strategies and security incident treatment process.

KANZHUN Security Incident Response Process:


Monitoring
Treatment
Improvement
Process tracking
Incident monitoring
Response activation (incident assessment, graded response)
Incident treatment (fixed loss, stop loss, restore)
Source tracking and evidence obtaining
Summary and analysis (experience summarization, improvement measures)
Information reporting Information release
Audit and improving (regular audit, continuous improvement)

(5)Network Security Audits for IT Suppliers

In 2023, the Company strengthened the management and supervision of suppliers' data sources and external data sharing. This helps prevent violations by suppliers and ensures that the key suppliers involved in data sharing and procurement of network equipment, application software, and technical services have sufficient qualifications for information security management, privacy information management and network security management.

We conduct network security risk assessments and annual security risk audits for all potential suppliers involved in data interactions. We also carry out due diligence on their data sharing, data contact scope, data processing and security capability certifications and qualifications, including but not limited to internet security graded protection filing certificates and reports, ISO 27001 certificates and ISO 27701 certificates, to ensure compliance with corporate regulations. In addition, we sign security agreements with qualified suppliers and require them to comply with corporate policies and fulfill data security protection obligations. For unqualified suppliers, we urge them to remediate and resume our relationship once remediation is completed. If remediation is not completed, we terminate the partnership to avoid any information security issues caused by such cooperation.

(6)Network Security Training for Employees

We prioritize cultivating our employees' awareness of network security awareness and have established relevant training and assessment mechanisms to improve our security protection capability, laying a solid foundation for the Company's network security. All employees (including full-time employees and part-time employees) are required to complete the data security-related training courses on the Growth Center learning platform, as well as training and examination on personal information security and compliance. Technical employees are also required to complete courses and exams related to information security and data security. In 2023, the Company issued 53 volumes of security awareness content, which were read over 120,000 times in total.

With an eye toward continuous learning and mutual progress, the Company's network security team continues to strive for self-improvement. By the end of 2023, our team members had acquired various information security professional certifications, such as Certified Information Security Professional (CISP) and Certified Information Systems Auditor (CISA), enriching their knowledge base and enhancing their professional skills for specific positions.

3.User Privacy Protection

We regard user privacy protection as our top priority and continue to improve our user privacy protection system by integrating privacy security into the risk and compliance management framework. As such, the Company has established a Personal Information Protection Working Team, which consists of representatives from departments such as government affairs, legal, product, R&D, and security. The Working Team is responsible for developing privacy protection strategies, assessing privacy protection risks, and promoting the implementation of privacy protection practices. We also established a privacy protection compliance management system that considers the product and data protection lifecycle to protect users' rights and interests in data and privacy.

(1)Privacy Protection Policy

The Company has established a comprehensive privacy protection policy system by formulating policies such as the *Data Security Audit Management Method*, the *Management Regulations on User Personal Information Protection*, and the *Specifications on the Protection of Users' Rights and Interests in Personal Information*. This year, the Company updated the *Data Classification and Grading Specification* and optimized our data classification and grading catalogs based on actual business scenarios for more effective data management. The Company also formulated the *Implementation Guidelines on Personal Information Security Impact Assessment* to clarify the assessment's methodologies, priorities, and processes, guiding and standardizing the assessment processes to ensure the quality of the assessment results.

(2)Protecting the Legal Rights of Users

The Company's users may review the *Privacy Policy* on the Company's website to better understand KANZHUN's methods and policies for collecting, using, storing and protecting user data. We provide users with a clear picture of the Company's collection and use of their personal information, as well as means and instructions to access, rectify, delete and protect personal information, through on-screen pop-ups, authorization pop-ups and other approaches. Users have the right to access, rectify, delete, copy, transfer, and supplement their account information, access history and other personal information, also to change the scope of their authorization, withdraw consent, cancel their accounts, and request an explanation of the rules governing the processing of their personal information.

The Company will only use a user's information in a reasonable and transparent manner after obtaining the user's consent. When the purpose, method or type of personal information processing is changed, the user shall be able to decide whether to use the relevant feature through a message prompt or the corresponding administrative page. The user can grant or withdraw consent at any time by enabling or disabling permission. When a user's valid request is received or the required information retention period expires, the Company shall delete or stop processing the user's personal information in accordance with the law.

After obtaining the user's consent and obtaining the user's information in a reasonable manner, the Company will further clarify the specific procedures for the user's access, rectification, and deletion of personal information:

●**Right to access:**

Users shall have the right to access personal information that they actively submit or that is generated when they are using the Company's services. They shall also have access to basic user information, identity information, use process information, and equipment information through the *Personal Information List* to learn about the purpose, scenarios, and times of information collection and usage.

●**Right to rectify:**

Users have the right to rectify their basic personal information, which can be rectified actively through the corresponding module of the App or by contacting customer service personnel.

●**Right to delete:**

The Company guarantees reasonable deletion requests from users. Users may delete part of their information through the corresponding module of the App or by contacting customer service or delete all of their personal information through the App's logout function or by contacting customer service. Upon receipt of a user's request, the platform will promptly delete or anonymize the user's personal information, and we will no longer use personal information in our daily business activities if it is required to be retained by law.

(3)User Privacy Protection Throughout Data Lifecycle

The Company implements user privacy protection practices throughout the data lifecycle. To this end, we have established and continued to refine the general principles for all processes such as personal informationcollection, transmission, storage, processing, sharing and destruction, continuously strengthening the protection of personal information.

① **Data Collection**

The Company collects personal information after obtaining the user's consent and in accordance with the principle of minimum necessity. Before collecting any sensitive information, the Company will seek the user's consent again separately.

②**Data Transmission**

The Company has established its *Code on Managing Data Transmission Security* and takes security protection measures in line with industry standards to protect users' personal information and prevent unauthorized access, public disclosure, usage, rectification, damage, or loss of personal information. The security protection measures include encrypted storage and transmission of sensitive personal information.

③ **Data Storage**

The Company has formulated the *Specification on Security Management of Data Storage System*, the *Guideline on Data Encryption and Decryption* and other policies to regulate the data storage system's access, operation, and auditing processes, and clarify the security strategy for encryption and decryption of sensitive data. The Company has established a disaster-tolerant backup mechanism by using multiple off-site computer rooms and storing data independently for different business lines to ensure user data security. The Company has also implemented a management system for backup recovery, performed system backup through backup scripts, and regularly conducts data backup recovery drills to ensure normal backup operations.

④ **Data Processing**

The Company has formulated the *Data Import and Export Management Specification*, the *Data Desensitization Specification*, the *Internal Application System Account Privilege Security Management Specification*, and other policies to strictly standardize data processing procedures. We have established a privilege management mechanism for hosts, databases and application systems to clearly define the access control requirements for data carriers in detail, monitor and audit the whole process of account privilege application, approval, assignment, and usage, strengthening the control over surrounding privilege recoveries, such as the handover and cancellation of resignation and job adjustment privileges, to prevent sensitive data from being illegally accessed and used.

⑤ **Data Sharing**

The Company has established the *Code on Data Sharing Management*, standardized the process of sharing data

internally and externally, and committed not to share, transfer, or publicly disclose users' personal information to third parties without authorization.

⑥ **Data Destruction**

The Company stores users' personal information based on the principle of "the shortest time necessary to achieve the purpose of processing," and promptly deletes or anonymizes users' personal information that has been canceled or actively deleted to reduce the risk of leakage of users' personal information.

(4)User Privacy Protection Throughout Product Lifecycle

In accordance with the *Method of Managing Software Development Process*, we have implemented measures to control privacy and security risks at various stages, including product design, development, testing and launch, to monitor and identify privacy and security risks in multiple aspects. In 2023, our privacy protection testing covered all of our products and our Software Development Kit.

● During the product design stage, the Company detects and continuously tracks any product compliance risks and analyze any potential personal privacy information compliance risks in accordance with the *Guideline on Identifying Compliance Risks for Product Functionality Personal Information Protection*. We also use our self-developed "Shield" security platform as an auxiliary tool to eliminate any potential risks from the very beginning.

● During the product development stage, the Company strictly follows the *Security Development Reference* for secure coding, regulating code development behaviors, and reduce product software vulnerabilities and privacy and security risks.

● During the product testing stage, the Company adopts the "Shield" to detect and fix any code vulnerabilities and business logic vulnerabilities. The Company also conducts functional and compliance reviews of our products to ensure that all product versions are able to pass privacy and security audits before released based on functional availability.

● During the product launch stage, the Company develops static and dynamic Android detection tools in accordance with national and industry security standards and specifications to continuously test the products' personal information collection behaviors ensuring compliance with regulatory requirements. The Company also regularly engages third-party security agencies to carry out security assessments and strengthen the ability to detect privacy and security risks.

(5)Privacy Issues Complaints and Handling

The Company consistently updates the reporting mechanism and has opened comprehensive platform-based complaint channels including government regulatory agencies, exclusive emails for personal privacy protection and complaint hotline. We have also established a specialized unit to handle complaints and reported events. For complaints involving personal information or privacy security, the complaint handling unit will prepare a handling plan and communicate with the user after consulting with the legal and compliance departments. If the user is not satisfied, the complaint will be transferred to the direct supervisor of the handling unit for escalation until the user is satisfied. In 2023, the Company had no user privacy leaks and there were no affected users.

4.External Security Certification and Cooperation

We continue to improve our security management, and all our products have obtained security-related certifications. In May 2023, BOSS Zhipin, Dianzhang Zhipin, and Kanzhun.com passed the level 3 certification for annual classified protection of network security. In August 2023, the Company's "Data Security Management Capability Certification" passed the annual review by the TL Certification Center of CAICT. In December 2023, the Company obtained the "Personal Information Protection Certification" issued by the China Cybersecurity Review, Certification and Market Regulation Big Data Center("CCRC"). We are one of the first 5 enterprises in China to receive the certification.


TLC
数据安全管理能力认证证书

Data Security Management Capability Certification


CCRC
个人信息保护认证证书
中国网络安全审查技术与认证中心

Personal Information Protection Certification

The Company actively communicates and cooperates with external organizations, drawing on their high-quality resources to accelerate the development of our network security system and enhance our security protection capability. The Company joined the Information Security Management Working Group (WG7), and the Special Working Group for Big Data Security Standards (SWG-BDS) of the National Information Security Standardization Committee (TC260), and actively participates in the discussion and review of network security-related systems and regulations. In November 2023, the industry standard LD/T 3001-2023 *Online Recruitment Service Regulations*, which was mainly prepared by KANZHUN LIMITED and our industry peers, was published by the Ministry of Human Resources and Social Security.

Optimizing User Services

We emphasize the importance of user services and established smooth user feedback channels. Besides, we have developed and adhere to the *Customer Service Center Performance Management Method,* the *Customer Service Center Business Process Manual*, the *BOSS Zhipin Punishment Rules for Violations of the Customer Service System*, and other policies and standard operating guidelines to standardize service procedures. These guidelines clearly define responsibilities for user complaint handling and tracking to ensure that user complaints are properly addressed. The Company also established a customer service center to promptly handle user problems and complaints. With a team of over 300 employees as of the end of 2023, the center can provide quick response to and high-quality services for handling basic issues.

1.Complaint Receiving and Handling

We fully consider the habits of different users and open up many feedback and complaint channels, such as computer and App feedback, 400 hotline, internet phone, and emails, to encourage our users to provide real-time feedback and complaints. We have developed effective and fast user complaint handling procedures, verifying, and classifying user complaints and feedback, and handling them in real time through customer service staff or by reporting them to senior management members for evaluation and resolution. At the same time, our quality inspection department

reviews and supervises the entire user complaint handling process to ensure that complaints are handled effectively.

During the complaint handling process, our customer service team updates the user at each step and proactively informs the user of the final resolution. After complaints are handled, we conduct verbal, online and SMS-based user satisfaction surveys to continuously improve our service quality. We also assign dedicated personnel to make return visits to key users to learn about and record their user experience. The customer service team prepares a weekly user feedback summary and communicates regularly with the product and R&D departments to leverage user feedback as a basis for optimizing product features.

KANZHUN User Complaints and Feedback Channels

Reporting email: jubao@kanzhun.com

Reporting hotline: 400 065 5799

Direct communication hotline for elders: 400 661 6030

User Complaint Handling Process


Users establish contact with customer service team through various channels and initiate complaints
The customer service team records users' basic information and detailed requirements
The customer service team is able to handle it directly
The customer service team isn't able to handle it directly
The customer service team will deal with the problem directly in the communication and reply the result to the user
The customer service team reports to the corresponding responsible department through the internal system
Users are invited to evaluate their satisfaction with the service and processing results
The corresponding department assigns special personnel to resolve the problem (response within 2 hours, preliminary results within 1 business day)
Completion of processing
Deliver feedback results and call back the user
Invite users to evaluate service satisfaction
Completion of processing

During the Reporting Period, the Company received 269 valid customer service complaints[2]. As of the end of 2023, with the growing user base, the Company's customer service team still maintained the ability to respond to user complaints within 2 hours and resolve complaints within 1 business day. In 2023, the user service satisfaction rate[3] was 97%.

2.Upgrading Service Experience

We divide the customer service team into different subgroups based on different customer groups to satisfy their service demands.

● For paid enterprise users, we have developed a specialized team to establish a long-term contact mechanism and assign dedicated personnel to assist them with platform use, job posting specifications and recruitment process skills, providing our users with a smooth and convenient experience.

● For our elderly users, we have set up a dedicated phone line to reduce their difficulty in calling in and assigned special personnel to explain and guide them to use our products.

In 2023, we received a total of 103 product claims[4] from users, and the R&D product department analyzed the user requests and formulated targeted optimization plans. These product requests from users helped form a total of 80 product optimization points.

3.Training for Customer Service Personnel

To better serve our users, we strengthen the business skills of our customer service personnel by providing them with 48 training courses in four categories: business knowledge, business skills, general courses, and management courses, including "Meaning of Complaints and Operation Skills", "Complaints and Feedback", and "How to Handle User Objections". In 2023, we conducted 479 training sessions for our customer-service personnel, covering more than 3,385 attendees, through online and offline training.



Training for Customer Service Personnel

[2] Valid customer-service complaints include reasonable complaints about product functions and service quality, and requests to solve problems or claims.
[3] User service satisfaction = the number of users who rated the service as "satisfied" and "very satisfied" / the total number of users who rated the service*100%.
[4] Product claims are mainly the user's claims on the platform interface functions, interface guide text understanding, ease of operation, etc.

Intellectual Property Management

The Company attaches great importance to intellectual property management and strictly complies with the relevant laws and regulations of the operating locations, also formulated the *BOSS Zhipin Intellectual Property Protection Rules* to specify intracompany rules on the protection of intellectual property. We refine the management structure, actively implement registration and recording, strengthen the monitoring for internal and external risks, and continue to organize training sessions, to comprehensively protect the brand and daily business operation of the Company.

1.Intellectual Property Management Structure

We built a framework for the collaborative management of intellectual property by the Law Affairs Center, Administrative Department and Business Department, aiming to conduct a strict intellectual property compliance audit on the Company's operations such as content review, marketing activities and product design.

●Law Affairs Center:

The center is responsible for the application, management and protection of intellectual property. The Center is also responsible for setting up and managing an intellectual property ledger, applying for, and registering intellectual property in time, and performing dynamic monitoring on the application and market conditions of third-party intellectual property to inspect relevant risks.

●Administrative Department:

This department is responsible for managing legal documents and certificates related to intellectual property, including trademark registration certificates, patent certificates, copyright registration certificates and change certificates.

●Business Department:

This department is responsible for proactively identifying potential intellectual property risks and infringements, interfacing rights protection needs with third parties, and passing them on to the Law Affairs Center in a timely manner.

Additionally, the Company engages independent third-party agents to regularly monitor, and screen suspected intellectual property infringements. After verifying an identified infringement, we will send a Lawyer's Letter to infringing parties and determine whether to file a lawsuit on a case-by-case basis, to protect the Company's intellectual property effectively.

2.Intellectual Property Management Measures

(1) Protecting Intellectual Property

The Company is committed to protecting its intellectual property. We require employees to sign the *Ownership of Intellectual Property Rights and Confidentiality Agreement* to protect the Company's intellectual property and to enhance their legal awareness and professional ethics. The Law Affairs Center is responsible for executing related protection measures. These include but are not limited to setting up and timely updating our trademark ledger with maintenance provided by a specially-assigned person; timely communicating trademark application needs to the Business Department; conducting trademark monitoring internally or through entrusted agencies; taking preventive measures with respect to risky trademarks of third parties (e.g., applying for the cancellation, raising objections, etc.); registering defensive and joint trademarks; and filing lawsuits against third-party trademark infringements.

When infringements happen, the Law Affairs Center will promptly follow the steps below to take measures to protect intellectual property.



1.Respond timely:
perform legal investigation and exercise professional judgment;

2.Formulate plans:
define intellectual property protection objectives and develop protection plans accordingly;

3.Conduct internal reports:
submit the report on infringements and the response plan for internal audit;

4.Take actions:
define and implement responses.

(2) Respecting the Intellectual Property of Others

We both protect the Company's intellectual property and respect the intellectual property of others. We strictly abide by the Company's rules and other compliance processes, following the principle of "search before use" for trademarks to be used to avoid infringement of third-party trademark rights. We protect the legitimate rights and interests of third-party rights holders in accordance with standard procedures for complaints and appeals of intellectual property violations or infringements formulated by the Company. Upon receipt of an infringement complaint, we will review the preliminary evidence of infringement provided by the right holder and the right holder's true identity information in accordance with the law, notify the user, and promptly take necessary measures such as deletion and blocking of the infringing content.

We strengthen the protection of intellectual property rights by adopting a "front-end to back-end" approach, obliging all involved parties:

● Front-end: Screen recruitment enterprises for violations of famous brands, proactively preventing infringements from occurring;

● Back-end: Receive complaints and reports from various channels such as reporting hotline and email and launch and continuously update "Intellectual Property Rights Protection Workbench" to help third-party rights holders protect their legal rights and improve processing efficiency and transparency.

As of December 31, 2023, the Company maintained a total of 612 trademarks registered domestically and overseas, 95 patents (including invention patents and design patents), and 96 copyright registrations, including 71 software copyrights.

3.Intellectual Property Training Sessions

To strengthen our employees' awareness of intellectual property protection, the Company actively organizes training sessions in this field. The content includes patent application, the protection of product design intellectual property, a review of daily operations involving intellectual property rights, and procedures for processing infringement-related complaints. We conduct patent application and management seminars for the Research and Development Department to help R&D colleagues understand in detail the regulations and procedures relevant to patent application, so as to improve the efficiency and quality of patent application. We also carry out thematic training on intellectual property infringement for customer service departments to provide them with intellectual property-related legal knowledge and professional guidance. This enables our customer service personnel to deal with infringement-related issues effectively and improve the efficiency of infringement-related complaint handling. During the year, we conducted two thematic IP training sessions, encompassing 164 training hours.

Responsible Marketing

We strictly comply with laws and regulations related to marketing and advertising, improve our advertising management structure, standardize the process of reviewing and publishing marketing content, and ensure that our product marketing activities comply with government regulatory, legal, and industry compliance requirements.

During the year, the Company continued to promote compliance knowledge and conduct case studies for the advertising review team and marketing-related departments. The Company also organized education for these teams on new laws and regulations on advertising that were released and implemented in 2023. Educational materials we provided included the *Measures for the Administration of Internet Advertising* and the *Guidelines on Compliance for Internet Advertising Enterprises in Beijing*. We also conducted training and publicity on relevant advertising compliance issues for our employees. In 2023, the Company did not engage in any marketing (including advertising) violations or infringements.

1.Responsible Marketing Management Structure

The Company established an advertising and marketing compliance review team comprising the Legal Affairs Center, Public Affairs Department, Marketing and Branding Center and other departments to coordinate marketing management and compliance review, and to strictly regulate the Company's marketing practices. All departments of the Company act in a coordinated manner to ensure that the Company's advertising and marketing content is legally compliant and that the Company's favorable social image is established and maintained.

Department	Responsibilities
Legal Affairs Center	The Legal Affairs Center carries out legal reviews of marketing content to identify legal risks that may arise in marketing activities, ensuring that the content does not infringe on the rights and interests of others or involve illegal or undesirable information, and providing legal support for the Company's advertising and marketing decisions.
Public Affairs Department	The Public Affairs Department is responsible for communicating with government departments, industry associations and other external organizations to understand and communicate relevant marketing policies and regulatory requirements. It is also responsible for conducting social impact assessments on marketing content to ensure that it meets ethical standards.
Marketing and Branding Center	The Marketing and Branding Center reviews marketing ideas and designs to ensure that the marketing content is in line with the Company's brand positioning and image. The center also participates in the development of marketing strategies for marketing activities to enhance the Company's competitiveness and recognition in the market.

2.Regulating the Information Release Process

The Company attaches great importance to standardizing the process of releasing marketing content, and strictly manages the admission and employment of marketing suppliers, the audit of marketing content, and the placement on third-party platforms, etc. Through the efficient collaboration of various departments, the Company effectively reduces legal risks and ensures the compliance of marketing content.

Information Release Process	Regulating Measures
Marketing provider admission and engagement	• Marketing provider reviewing session: the Legal Affairs Center and the Purchasing Department review the compliance of marketing agent qualifications and contractual capacity. • Marketing creative designing session: the Public Relations Department, Government Relations Department and Legal Affairs Center review the legality and compliance of marketing content across different dimensions. • Marketing contract signing session: the Legal Affairs Center reviews the compliance risks of advertising contracts.
Marketing content review	• The Company conducts thorough reviews of copywriting, product introductions, company profiles and advertising graphics through product compliance audits, contract review, legal consulting, and other means.
Advertising release on third-party platforms	• The Legal Affairs Center checks on business lines (e.g., product development, creative design and marketing) from various perspectives to strictly prevent advertising and service promotion compliance risks. The Company provides related legal, authentic, and effective proof materials or a letter of commitment as required by regulators and advertising platforms. An advertisement can only be released after being approved by regulators and advertising platforms.

Growing with Employees

The Company strictly abides by the laws and regulations related to employee hiring in the areas where we operate to effectively protect employees' rights and interests. We continue to improve our internal systems, clarify and standardize the criteria for employee recruitment, promotion, and performance appraisal. We optimize talent recruitment and retention, enrich our employee training system, prioritize employees' physical and mental health, provide employees with fair, open, and inclusive development opportunities, and work together with employees to achieve long-term mutual development.



Protecting Employees' Rights and Interests

The Company adheres to the internationally recognized human rights policy outlined in the United Nations' *Universal Declaration of Human Rights*. We firmly oppose workplace discrimination, as well as any forms of verbal abuse, sexual harassment, non-sexual harassment, intimidation, and other improper behaviors. We adopt a "zero tolerance" attitude towards all human rights violations and are committed to creating a diverse and equitable workplace to provide a comfortable and inclusive office environment for our employees.

The Company issued its *Statement against Workplace Discrimination* and *Workplace Sexual Harassment and the Kanzhun Group's System for Preventing Workplace Sexual Harassment*, which clarify the reporting, investigation, and punishment measures for workplace sexual harassment, as well as the protection measures provided to whistleblowers. If employees encounter or witness harassment, we provide multiple means to report anonymously or openly to an immediate supervisor or other management. Once the incident is verified, disciplinary action will be taken against the offender and appropriate remedial action will be promptly provided to the affected parties to ensure that all employees are treated fairly and equitably. We regularly conduct anti-discrimination and anti-harassment training for all our employees and actively carry out anti-sexual harassment publicity in the workplace to enhance employees' self-protection awareness.

The Company conducts an annual internal review of our protection of labor rights and interests. We comprehensively evaluate the Company's performance in complying with human rights regulations, and promptly follow up on the implementation of corrective measures by the responsible departments after the review process is completed. If a violation is found, we will take disciplinary actions against the violator based on the *Disciplinary Rules for Labor Practices* and provide appropriate remedial measures to the affected parties to ensure that employees are treated fairly and equitably. If child labor is discovered within the Company, we immediately stop the child's work, report to the local authorities and implement remedial plans, including providing remedial funds and working with the government and relevant organizations to provide welfare protection for the child.

Statement against Workplace Discrimination and Sexual Harassment

Employment equality is one of the basic rights enjoyed by workers according to the law, and workers shall not be discriminated against because of any unreasonable factors such as nationality, race, gender, religion, age, disease, geography, disability, or marital status. The Company is committed to providing a comfortable, equal, and safe workplace for its employees, and hereby solemnly declares that:

● The Company opposes recruitment discrimination.

The Company ensures that during the recruitment process, including job postings, interviews and hiring, applicants are not treated unfairly or differently based on factors unrelated to employment.

● The Company opposes workplace discrimination.

The Company does not treat any employee unfairly or differently due to any factors unrelated to work in scenarios such as task assignment, evaluation for transfer to official employee, performance appraisal or benefits and compensation. Under special circumstances, the Company shall provide eligible employees with labor protection benefits not less than the legal standard.

● The Company opposes workplace sexual harassment.

The Company opposes any form of workplace sexual harassment whether through speech, texts, images, physical acts, or any other means. This includes any disrespectful behavior towards others.

Talent Development Strategy

The Company considers its business development needs and strategic direction in its talent planning for key departments and has formulated a talent strategy accordingly. We analyze the Company's internal and external talent situation and identify gaps in our current talent pool. After taking stock of our talent situation, we implement personnel recruitment and allocation plans in line with our talent needs, including the number of positions allocated, talent promotion mechanisms, talent training plans, and talent incentives, etc.

KANZHUN's Talent Planning Process

Talent Strategy

- Formulate the Company's long-term talent development strategy blueprint.
- Identify key competencies and positions needed for the Company's growth.



Talent Assessment

- Analyze the external talent market supply.
- Sort out and assess the internal staff composition, staff performance, values, growth and other dimensions, evaluate the status of internal talent.



Inventory result

- Develop human resources strategy.
- Develop long-term HR planning and training programs.



Tactica landing

- Selection: Talent recruitment
- Utilization: Talent promotion
- Education: Talent training
- Retention: Talent incentives

1.Selection: Attracting High-quality Talent

We have established a series of policies such as the *Recruitment Workbook*, the *Job Description Release Specification*, and the *External Talent Supply Management System*, and regularly review our hiring situation and conduct training for our recruiters to ensure that the recruitment process is compliant and transparent. During the recruitment process, the Company clearly requires and verifies the authenticity of new employee information. Before employees onboard, we verify their identities after obtaining the authorization in accordance with the *Background Check Management System of Kanzhun Limited*, to avoid hiring child labor. We fully respect the will of our employees, ensure their voluntary participation in work, specify their working hours and avoid forced labor.

To attract high-quality talents that meet the Company's business development needs, we conduct public and campus talent recruitment activities according to our human resources strategy and strategic talent development blueprint. We also continue to optimize our *Internal Referral Management System* to facilitate internal recommendations and attract a broad pool of premium talents that match position requirements. We also expand our talent selection channels by converting interns into full-time employees and encouraging internal staff transfers, etc., injecting vitality into our organizational development.

●**Social Recruitment:**

According to different business needs, we assemble recruitment project teams composed of the Human Resources Department, the Business Department, and other relevant departments. These recruitment project teams analyze our recruitment needs based on actual business requirements, define the ideal talent profile, and enhance the alignment of positions and talents.

●**Campus Recruitment:**

We have launched a series of recruitment campaigns for outstanding graduates worldwide. The Company organized the "Exciting Autumn Recruitment Festival" to provide a direct channel for college recruitment and internship opportunities for top-performing candidates. During the "2024 Campus Recruitment" campaign, we attempted to expand cooperation with overseas universities and set up a "Live Online Job Recruitment Information Session" to foster interaction and socialization while improving the interview process and experience with the help of digital tools.

●**Management Trainee Recruitment:**

We have launched the management trainee program, covering various business and functional areas, aiming at nurturing and retaining exceptional talents for the Company.

●Internship Program:

We have initiated internship programs for outstanding college students globally, providing opportunities for top performers to officially join the Company. Aligned with the Company's talent profile, we conduct advanced training during the internship phase and select talent in a targeted manner.

●Internal Transfer:

We encourage employees' internal transfers and talent mobility, supporting employees in exploring more suitable career orientations and development directions. Upon publication of job requirements by the Company's Human Resources Department on the internal platform, employees can voluntarily apply for job transfers. This not only expands development opportunities for employees but also revitalizes the Company's internal talent pool, strengthens talent flow and accommodates business needs by aligning job positions.

We attract different types of high-quality talents in research and development, management, sales, and other positions through various methods to enrich the Company's talent resources.

Recruitment Target	Recruitment Objectives	Recruitment Channels
R&D Talent	Recruit professionals in the fields of AI, deep learning, recommendation algorithms, etc., and continuously promote the innovation and development of the Company's technology.	●Intern Conversion ●Campus Recruitment ●Social Recruitment
Management Talent	Strengthen the talent pool and improve the adaptability of talents and positions to support the Company's strategic development and business goals.	●Management Trainee Program ●Social Recruitment
Sales Talent	Build an experienced sales team from a diverse background to further expand our business.	●Intern Conversion ●Campus Recruitment ●Social Recruitment

By the end of 2023, the composition of the Company's employees is as follows:

Employment Indicators		Unit	2023
Total number of employees		person	5,435
Number of employees by employment type	Full-time	person	5,346
	Part-time[5]	person	89
Number of full-time employees by gender	Male	person	2,787
	Female	person	2,559
Number of full-time employees by age group	30 and under	person	4,148
	31 to 50	person	1,195
	51 and above	person	3
Number of full-time employees by ethnicity	Ethnic minority	person	333
	Non-ethnic minorities	person	5,013
Number of full-time employees by geographic region	China's mainland	person	5,334
	Hong Kong, Macao, Taiwan and other countries and regions	person	12

New Employment Indicators		Unit	2023
Total number of new employees		person	1,411
Number of new employees by gender	Male	person	657
	Female	person	754
Number of new employees by ethnicity	Ethnic minorities	person	97
	Non-ethnic minorities	person	1,314

[5] Part-time employees include consultants, interns, etc.

By the end of 2023, the employee diversity indicators are as follows:

Employee Diversity[6] Indicators		Unit	2023
Percentage of female employees		%	47.87
Percentage of female employees in all managerial positions		%	41.87
Percentage of female employees by management level	● Percentage of female employees in junior managerial positions[7]	%	42.88
	● Percentage of female employees in middle managerial positions[8]	%	35.48
	● Percentage of female employees in senior managerial positions[9]	%	15.38
Percentage of female employees in managerial positions in sales and marketing departments		%	43.06
Percentage of female employees in the R&D department		%	22.88
Percentage of ethnic minorities		%	6.23
Percentage of ethnic minorities in all managerial positions		%	5.79
Percentage of Employees with disabilities		%	0.97

[6] Employee diversity indicators only includes full-time employees.

[7] Junior management refers to business unit team leaders, sales team leaders and directors.

[8] Middle management refers to the heads of a business unit.

[9] Senior management refers to senior executives, directors, and vice presidents.

2.Utilization: Optimizing the Matching of People and Posts

The Company continues to improve our promotion system, provide employees with a clear career development path, and nurture employees' potential. We appraise employee performance through a variety of means, accurately evaluating employees' performance to provide a basis for adjustment in positions.

(1)Employee Promotion

The Company has formulated and disclosed the *Probationary Period Management System* and the *Trainee Period Management System* to ensure openness and transparency in employee promotion standards and processes. We have established a ranking system tailored to the Company's development needs, offering employees dual development "management" and "professional" channels according to their abilities, strengths and interests. This approach aims to achieve a fair and efficient allocation of talent. Within the professional channel, we organize sequences for technology, product, design, sales, marketing, and other professional and administrative functions. We refine promotion criteria and ability standards for employees in different sequences, paving the way for various professional development pathways. In this way, we motivate our employees to continuously improve their abilities, build skills in the field that suits them, attain personal and professional development, and contribute to the overall progress of the organization.



KANZHUN Employee Career Development Channels

The Company set up a professional management committee for each professional sequence. These committees conduct fair, just, and open evaluation of all employees' work performance and professional skills annually, providing employees with feedback and determining their professional rank. This process aims to recognize employees' professional abilities, encourage their professional improvement, and provide them with professional development guidance.

To broaden employee's career development opportunities and better align with the Company's development and employment needs, the Company also formulated the *Internal Transfer Rules* to facilitate internal transfer opportunities for capable and willing employees. We encourage employees to apply for internal transfers on their own initiative to fully realize their potential and invigorate our internal talent pool.

Furthermore, the Company continues to implement talent succession plans, encouraging the internal selection of the Company officers to achieve long-term and stable business development. We repeatedly provide all employees with opportunities to compete for management positions, identifying and evaluating outstanding talents with leadership potential aligned with the Company's value and providing them with promotion opportunities for management roles. All Company employees can voluntarily sign up to participate in contests for management positions, facilitating their comprehensive personal and professional growth.

(2)Employee Performance Appraisal

The Company has formulated a *Performance Management System* and the *Rules for Evaluation during the Trainee Period* to continuously evaluate employees' performance and provide timely feedback. During the year, we also established an online performance management platform where employees can independently view their appraisal results and scores across various appraisal indicators. This enhances appraisal transparency, and helps employees continuously improve their work performance through feedback, forming an efficient performance evaluation cycle. The online platform also helps to retain and track performance data, enabling convenient and efficient execution of performance evaluations. This year, we continued to conduct performance evaluations for all employees through agile conversation[10], 360-degree evaluations, team performance evaluations, and objective and key results evaluations, covering 100% of employees.

● **Daily evaluation:**

With the various characteristics of the various departments and positions in mind, we conduct performance management and daily evaluation for all employees in flexible and diverse formats. For the sales and customer service departments, the Company adopts monthly and quarterly key performance indicators (KPIs) assessment methods. Managers set key performance indicators and reach a consensus with

[10] Agile conversation refers to an unstructured approach to managing employee performance and development throughout the year.

employees, scoring employee performance according to the completion of these indicators at the end of the month and quarter, which informs the level of performance pay. At the beginning of the year, managers meet with employees to determine their annual goals and key objectives, breaking down these annual goals into quarterly and monthly targets. Regular reviews of goals are conducted through ongoing communication, providing timely feedback and counselling to employees to address problems encountered during the process.

● **Annual evaluation:**

At the end of each year, the Company conducts annual performance reviews to evaluate the performance of employees across the two dimensions of performance and values. We adopt a 360-degree evaluation method where the employee's immediate supervisor fully considers the evaluation of the employee, collaborators, and subordinates, and conducts a comprehensive assessment of the employee's performance achievements and adherence to the Company. We also assess the overall performance of the team on a collective basis. After the evaluation, the Company's managers will give performance feedback to employees to help them identify problems and improve their work performance. This year, all employees underwent an annual review. During the year, the 360-degree evaluation and ranking assessment mechanism for employees at the same level covered 100% of the Company's full-time employees.

● **Trainee evaluation:**

For probationary and trainee employees, the management will discuss and set phased work objectives with them according to the job requirements and team tasks. These objectives serve as their assessment criteria for conversion to full-time employees. At the end of the employee evaluation period, the Company's performance management system will automatically generate an evaluation summary, and managers can review the work results of the employees according to the summary's content, completing the evaluation tasks scientifically and efficiently. This year, the performance evaluation system covered 100% of the Company's probationary and trainee employees.

3.Education: Supporting Talent Development

Aligned with our own and the prevailing social talent development strategy, the Company continues to foster employees' long-term career development. While meeting employees' needs in improving their own capabilities, we strive to create fertile ground for talent development, build a cohesive development framework, and continuously provide high-quality talents for the Company's development. We continue to improve the training management mechanism and construct a talent training system that integrates the "curriculum system," "internal trainer system," "learning platform," and "platform operation." This includes enhancing the quality of online and offline learning resources, supporting employees in strengthening their professional skills and competitiveness, and achieving the mutual growth of employees and the Company.

KANZHUN Talent Training System

"Curriculum System":

Tailored to the diverse knowledge, ability, and quality requirements for different stages of employment, we established four major curriculum systems: culture, business, general, and management.

"Internal Trainer System":

This serves as an effective means to accumulate and disseminate professional knowledge within the Company. Certified full-time employees of each business department are seen as internal trainers. They are responsible for developing and delivering professional courses within their respective departments based on business development needs.

"Learning Platform":

A self-developed online learning platform that caters to internal employees. It provides courses, via document and video formats, to meet employees' learning needs, and it offers exams to assess learning outcomes.

"Platform Operation":

As the operator of the learning platform, the Company's learning and development team is responsible for enhancing the platform's functions, maintaining the online courses, keeping an inventory of courses to ensure the effectiveness of the courses, compiling statistics of learning data, and organizing of online learning activities.

The Company offers personalized and customized exclusive training plans for new employees, current employees, and managers. Furthermore, we formulated the *BZL Talent Training System Course Management System (For Trial Implementation)*, the *General Force Training Demand Project Requirements (For Trial Implementation)*, the *Talent Training System Course Inventory Rules*, and the *Internal Lecturer Management System*. These systems emphasize a "people-oriented" education approach, fostering knowledge dissemination with institutionalized management while promoting employee ability improvement with high-quality training.

KANZHUN Talent Training System

<table>
<tr><th>Indicators</th><th colspan="2">Training System</th><th colspan="5">Classic Program</th></tr>
<tr><td rowspan="2">Leadership Program</td><td>Frontline Management Training</td><td>Middle & Senior Management Training</td><td rowspan="2" colspan="2">Management Charging Stations</td><td rowspan="5">Internal Trainer Certification Program</td><td rowspan="5">Interviewer Certification Program</td><td rowspan="8">Foundation Stone Program</td></tr>
<tr><td colspan="2">General Skills Training - Advanced</td></tr>
<tr><td rowspan="3">Incumbent Employees Program</td><td>Experience Sharing Sessions</td><td>Training & Certification</td><td rowspan="3" colspan="2">New Employee Guides Program</td></tr>
<tr><td colspan="2">Trainings targeting different occupational knowledge and skills</td></tr>
<tr><td colspan="2">General Skills Training - Intermediate</td></tr>
<tr><td rowspan="2">New-Hires Program</td><td>Experienced-Hires Training</td><td>Fresh Graduate Training</td><td rowspan="2">The Dandelion Program</td><td rowspan="2" colspan="3">The Campus Recruitment Training</td></tr>
<tr><td colspan="2">General Skills Training - Beginner</td></tr>
</table>

We have built a "4+2" talent training system, focusing on the four aspects of corporate culture-business competency, general competency, and leadership development through a combination of online and offline channels. This flexible and comprehensive learning platform brings full-time and part-time employees a diversified learning experience.

4 main areas of the training system:

1.Corporate culture:

Introduces corporate culture and values to all employees to develop their understanding of the Company's history, code of conduct, and business indicators.

2.Business competency:

This includes teaching job-related knowledge and skills, as well as experience sharing. We develop standardized courses according to job competency requirements, empowering employees across all job sequences to continuously improve their individual business capabilities.

3.General competency:

Aligned with the Company's approach to talent, the focus of the system's curriculum development and training focuses on five aspects: communication and expression, execution, teamwork, pursuit of excellence, and logical analysis. These aim to comprehensively improve overall employee competency.

4.Leadership development:

Through training camps and management skills enhancement activities, this area provides management tools while meeting the skills improvement requirements of managers at different levels to shape their leadership qualities.

2 types of teaching channels:

1.Online training:

We have built a self-developed online learning platform and continue to expand our collection of company-level, departmental-level and other public courses. This resource-rich internal course knowledge base encourages employees to learn independently. As of the end of 2023, our learning platform offered 140 online courses, covering all stages from introductory training to advanced competency improvement.

2.Offline training:

We provide employees with face-to-face courses, sharing sessions, concept teaching, hands-on practice and more to holistically boost training effectiveness. As of the end of 2023, the Company launched 323 courses of various types, covering all stages from new employees onboarding to management enhancement.

In addition, the Company actively encourages employees to further their studies. As such, we have formulated the *Rules for Subsidizing the*

Education and Enhancement of Non-Commercial System Managers and the *Rules for Subsidizing the Education and Enhancement of Sales Department Cadres* to support employees' ongoing education. We also provide degree courses and certification support for all employees (including full-time employees and part-time employees) to help them improve their personal abilities and unlock their potential.

Our systematic approach to talent training uses our various training programs, including the Dandelion Program and the Foundation Stone Program as individual units. These units are arranged progressively to form a comprehensive talent training system that helps new employees quickly integrate into our working environment, current employees polish and improve their business capabilities, and managers improve their management capabilities.

(1)New Employee Training

The Company pays close attention to new employees' growth and development. Our new employee training programs, such as the Dandelion Program" and the Campus Recruitment Training Program", empower new employees to quickly integrate into the Company's working environment at the outset of their employment. In 2023, the Company designed targeted training programs for new recruits from campus, public and sales recruitment channels, covering more than 3,000 participations of new employees.





Campus Recruitment Training Program

The Dandelion Program	• **Target audience:** New employees from public recruitment channels
	• **Training content:** The Company's vocational coaches provide training in corporate culture, management standards, business capabilities and other aspects to help new employees adapt to the workplace and quickly grasp their responsibilities.
	• **Notable achievements:** In 2023, the Dandelion Program helped a total of 1,595 new recruits transition to regular positions.
The Campus Recruitment Training Program	• **Target audience:** New employees from campus recruitment channels
	• **Training content:** To discover young high-potential talents with high potential, the Company launched a new version of its "Campus Recruitment Training Program" in 2023 to quickly identify young talents who align with the Company's values and can take on independent roles. Under the guidance of professional mentors, these employees complete comprehensive general ability, professional skills, and leadership training, gradually improving their overall capabilities.
	• **Notable achievements:** In 2023, the Company conducted two sessions of the Campus Recruits Training Programs. Out of 25 total trainees, 24 successfully transitioned to regular positions.
Three Gateways Sales Bootcamp	• **Target audience:** New employees in the sales department
	• **Training content:** The Company launched its Three Gateways Sales Bootcamp, covering the phases of "entering the industry, entering the Company, and entering the post". The training content includes cultural integration, product knowledge and business skills, systematically teaching essential sales techniques and other professional knowledge through courses, training sessions, games and practical exercises.
	• **Notable achievements:** In 2023, we held 167 sales bootcamp sessions, with 1,452 participants.

(2)Vocational Skills Improvement Training

The Company is also mindful of current employees' development path. In consideration of the Company's current and future business needs and pain points, we conduct vocational skill improvement training for employees, broadening their knowledge, and preparing them to meet the new era's talent development demands. In 2023, we helped current employees improve their general and professional skills through training channels such as the Foundation Stone Program, online business training, and sales skills training.

Foundation Stone Program	●**Target audience:** All employees ●**Training content:** To improve the overall quality of employees and enable them to excel in their positions, the Company implement the "Foundation Stone Program". We have developed a comprehensive course system consisting of 5 categories and 22 courses according to the qualifications required for different positions and levels. Training scenarios include online experiences, offline interaction, case collection, experience studies, experience sharing, team competitions and more, holistically enhancing employees' knowledge and skills. ●**Notable achievements:** In 2023, a total of 1,191 employees participated in online and offline general training programs.
Knowledge, skills, and quality improvement courses	●**Target audience:** All employees ●**Training content:** Hot topics such as advancements in cutting-edge technology, product methodology and industry trends. While helping employees in each sequence to improve their professional capabilities, these courses also effectively promote sharing and communication among employees. ●**Notable achievements:** As of the end of 2023, a total of 145 business courses were launched on the Company's learning platform, all of which are developed by the Company's internal trainers and key personnel. During the Reporting Period, 55 new courses were launched, with more than 8,427 online employees participating in online learning.

Sales upskilling training	● **Target audience:** Company-wide sales employees ● **Training content:** General sales skills and techniques based on customer characteristics and needs. ● **Notable achievements:** In 2023, the Company established 6 mandatory sales courses for each business line. As of April 2023, sales employees are required to complete two courses each month and undergo a relevant knowledge assessment the following month, supplemented by offline practical exercises in day-to-day scenarios.

(3)Successor Development and Management Enhancement Training

The Company prioritizes the cultivation of employees' management ability and has launched programs such as the "Management Reserve Camp" and the "Management Charging Station" to train potential successors. Employees who express willingness to advance in management positions serve as the Company's talent reserve pool and participate in these programs accordingly, providing the Company with a stable pipeline of management talents.




Employee Management Charging Stations sessions

Management Reserve Camp	●**Target audience:** Potential senior, middle and junior managers ●**Training content:** Management Reserve Camp combines face-to-face classroom instruction and practical learning to train employees in managerial responsibilities, target and performance management, interview and talent assessment, employee motivation and more. We also provide on-the-job practice opportunities for employees who are about to enter management positions and equip them with excellent mentors to help them expand their horizons and exercise their management skills. ●**Notable achievements:** In 2023, the camp trained a total of 23 high-quality team members. Thereafter, 9 of them successfully competed for and earned management roles.
Employee Management Charging Stations	●**Target audience:** Company managers ●**Training content:** According to our "three-piece suit" managerial competency model for team leaders, we provide managers with systematic, multidimensional training to ensure that their management philosophy is aligned with the Company's strategy and values and that their management ability matches the Company's development needs. The training content focuses primarily on enhancing individual, team and business management capabilities through online and offline training and themed seminars, empowering managers to improve their management ability through mutual exchange of experiences and insights. ●**Notable achievements:** In 2023, the program trained a total of 38 junior managers, 10 of whom were selected as outstanding students.
Overall Skill Online Course	●**Target audience:** All employees ●**Training content:** Overall Skill Online Course for employees at all levels and in all job sequences. This course covers five aspects: communication and expression, execution skills, teamwork, pursuit of excellence, and logical analysis, comprehensively improving employees' self-leadership capacity as well as their team leadership ability. ●**Notable achievements:** In 2023, a total of 1,147 participants joined our online courses.

(4)Other Trainings

To further improve employees' training, interviewing and coaching capabilities, the Company has established a certification program based on practical experience for internal trainers, interviewers, and the BOSS Zhipin new employee guides. This initiative promotes synergistic improvement of employees' business skills and internal training, interviewing, and teaching capabilities, holistically empowering their ongoing professional growth.

Internal Trainer Certification	• **Target audience:** All employees • **Training content:** We enriched our internal trainer training system by developing internal instructor certification courses and systems that provide internal certification for trainers at different levels and in various fields. This empowers our internal experts to extract, organize and pass on their institutional knowledge. • **Notable achievements:** By the end of 2023, the Company had certified a total of 117 internal trainers, including 106 junior internal trainers and 11 intermediate internal trainers. We also developed 171 courses for the Company's learning map course system. In 2023, internal trainers conducted more than 1,656 hours of teaching across 1,480 offline trainings, covering over 5,000 participants.

Interviewer Certification Program	● **Target audience:** All employees ● **Training content:** Interviewer training is an important means to ensure talent quality within our enterprise. In 2023, we enhanced our interviewer training system by releasing an interviewer manual as a tool for interviewers. We also upgraded our online course series based on the Company's operational needs to help interviewers improve their interview skills. ● **Notable achievements:** In 2023, more than 900 people participated in our interviewer certification online video course, 40 of whom obtained interviewer certification. This covered a total of 8 professional sequences, providing sufficient personnel and technical support for facilitating initial interviews in various business areas.
BOSS Zhipin New Employee Guides Certification	● **Target audience:** All employees ● **Training content:** The new employee guides help new employees integrate and grasp their job responsibilities to quickly achieve their probationary period goals. Our comprehensive onboarding guide training and certification mechanism enhances Guides' theoretical knowledge, practical skills, and workplace teaching abilities. ● **Notable achievements:** In 2023, 32 trainees obtained Onboarding Guide Certification. Furthermore, our Guides help a total of 58 probationary employees successfully transition to regular positions.

This year, the Company's employee training data were:

Employee training[11] indicators		Unit	2023
Average employee training hours		hour	64.89
Average training hours of employees by management level	Senior management	hour	20.92
	Middle management	hour	12.32
	Junior management	hour	52.74
	Non-management	hour	67.70
Average training hours of employees by gender	Male	hour	68.71
	Female	hour	60.74
Percentage of employees trained		%	100
Percentage of employees trained by management level	Senior management	%	100
	Middle management	%	100
	Junior management	%	100
	Non-management	%	100
Percentage of employees trained by gender	Male	%	100
	Female	%	100

[11] Only full-time employees are included in the statistical scope of employee training indicators.

4.Retention: Deepening Talent Retention

We continuously seek ways to enhance employees' satisfaction and sense of belonging, with the goal of long-term talent retention. As such, we have optimized our salary system to motivate employees and strengthened employee health and safety measures to create a safe working environment. We also engage deeply in employee communication, listen to their feedback, and organize a variety of group activities to enhance team cohesion.

(1)Employee Motivation

The Company has established an incentive system to promote performance improvement and motivate outstanding talents. We offer competitive salaries and share the fruits of enterprise development with employees. Furthermore, we provide diverse benefits and a warm, friendly working atmosphere, effectively boosting employees' happiness and satisfaction.

①Salary and Incentives

We firmly uphold the concept of equal pay for equal work and have formulated the *Compensation and Bonus System*, the *Regulations on Rewards and Punishments and Labor Discipline* to determine fair and competitive salary levels according to employees' rank, position, and personal ability. Incentives and salary increases are based on employees' performance contributions. In addition to basic salaries, we provide employees with year-end bonuses and company-level awards such as the "CEO Commendation Award" and the "Special

Contribution Award" to reward employees for their dedication and contribution to the Company and stimulate their enthusiasm for work.

The Company has also established a long-term incentive mechanism, outlined in our latest *Equity Incentive Plan*, to grant equity incentives to all employees who make important contributions to the Company's long-term growth. Please refer to the Company's FY2023 Annual Report for more information on employee equity incentives.

②Employee Benefits

We provide multifaceted non-salary benefits to all employees, including diverse enrichment activities that fully convey the Company's support and goodwill. We also offer targeted assistance and care to different workplace cohorts to attract and build a diverse and inclusive workforce.



In-house Cooking Competition

(1)Basic benefits

●**Reasonable leave:** The Company has formulated and implemented the *Leave System* to govern employee leave requests. This policy strengthens our employee welfare system, improving employees' sense of belonging and satisfaction.

●**Supplementary insurance:** We provide full-time employees with the five insurances and one housing fund required by law, as well as supplementary commercial medical insurance.

●**Free medical examinations:** We offer a free annual physical for all full-time employees.

●**Condolences and assistance:** The Company's employee charity foundation provides care and assistance for employees and their families in the event of serious illness, holidays, and other emergencies, helping employees through difficult times with compassion and support.

(2)Event celebration

●**Holiday and birthday activities:** The Company distributes customized gifts and organizes lucky draws for employees on holidays, birthdays, and work anniversaries to express our gratitude and friendship.

●**Team building activities:** To enrich our employees' leisure time, we organize outdoor team-building activities such as cooking competitions and our "Youth Day" event, helping employees relax and relieving workplace stress.

●**Anniversary activities:** We celebrate employees' work anniversaries and give them gifts according to their length of tenure to thank them for their long-term contributions.

(3)Targeted care for diverse cohorts

●**Care for female employees:** We care deeply about female employees' health and provide paid menstrual leave, a six-hour work week during pregnancy and pregnancy check-up leave. We also offer leave benefits and special allowances for working mothers such as maternity leave, breastfeeding leave, and parental leave.

●**Care for ethnic minority employees:** We respect the religious beliefs and cultures of employees from ethnic minority groups and provide them with religious holiday leave.

●**Care for veterans:** We actively support veteran employment and make every effort to hire veterans across risk management, quality control, administration, security, and other suitable positions.


敢为青年
UP
正青春
敢无畏
2023
风华正当时
有颜又
有料

Youth Day Activities


BOSS直聘

Employee Outdoor Team Building

(2)Employee Health and Safety

We are committed to creating a safe and comfortable working environment, preventing workplace safety accidents, and promoting a positive, healthy, and happy lifestyle.

①Workplace Safety

In accordance with relevant laws and regulations on employee health and safety, we have formulated our *Fire Safety Management System* covering all the Company's business lines and employees. We have established a safety team and appointed workplace safety officers in each workplace to oversee and strengthen safety management. We also continue to improve the Company's safety management system based on employee feedback.

We regularly identify and assess potential occupational health and safety risks in the workplace and prioritize our safety work accordingly to effectively protect employee health and safety. We regularly conduct safety-related training for all employees, including fire safety, fire extinguisher knowledge, and emergency rescue, to boost employees' overall safety awareness. In 2023, we carried out fire safety training and workplace safety hazard investigation training for safety officers at our Beijing headquarters to enhance their knowledge, professionalism, and emergency response capabilities. Additionally, the Company

conducted three American Heart Association (AHA) first-aid training sessions for employees in 2023, with about 100 employees participating and gaining first-aid skills.

In 2023, the number of workdays lost due to work-related injury incidents was 351.50[12]. Other employee health and safety indicators are shown in the table below:

Health & Safety Indicators	Unit	2023	2022	2021
Number of work-related fatalities	person	0	0	0
Work-related fatality rate	%	0	0	0

②Employees' Physical and Mental Health

To protect our employees' health, we have established a nationwide network of gyms totaling 1,883 square meters as well as our People Health Care Center (PHCC), which offers employees tailored health management courses including personal training, group class training, physiotherapy and rehabilitation. These initiatives aim to promote and disseminate health knowledge among employees. In 2023, PHCC organized a total of 714 hours of offline group classes and team-building activities, attracting 2,573

---

[12] The number of workdays lost due to work-related injury incidents are mainly caused by travelling to and from work or falling in the office, and as determined by the local Human Resources and Social Security Bureau.

employees to participate in fitness classes, an increase of 55.2% compared to 2022. The total number of service sessions grew to 64,942, an increase of 134.1% compared to 2022. Additionally, PHCC released a total of 67 new media posts related to physical health to employees in 2023, aiming to enhance employees' health awareness through education.

We consistently prioritize our employees' mental health and have established our Psychological Service Care Center (PSCC) to provide free psychological counseling services. PSCC is staffed by professional counselors who provide a variety of mental health services to employees, including individual counseling, group counseling, psychological assessments, art therapy, and mental health lectures. In 2023, PSCC carried out a total of 151 group class activities, covering 46,161 participants.

(3)Employee Communication

We highly value employee communication and listen carefully to their feedback. We provide convenient channels for employee complaints and feedback, empowering them to make suggestions about the Company's operations and management. We promptly respond to both anonymous and open feedback and continue consistently follow up on solutions. In 2023, all employee feedback issues received by the Company were properly addressed.

Employee Complain and Handling Process

●**Coverage:** The Company's complaint and handling process applies to all employees (including regular employees, interns, part-time employees, and contractors). All parties may file complaints regarding labor rights violations and other human resources-related problems.

●**Complaint channels:** All Company employees may file complaints orally, by email, internal App, etc., through the Human Resources Department, the labor union and other channels.

●**Handling process:** If employees have any complaints regarding their salary or performance bonus, they can consult or file a complaint with the Human Resources Department by email within 3 working days after receipt of their pay slip. The payroll team will be responsible for handling the correspondence. After the complaint is received, the Company will verify and investigate the complaint in accordance with the *Leave System*, the *Attendance System* and the *Salary and Bonus System*, and provide feedback within 5 working days to ensure timely and fair resolution. For cases of workplace sexual harassment, the Women Workers' Committee under the Company's labor union is responsible for coordinating and leading the work, the Administrative Service Centre is responsible for establishing and implementing safety and security measures, and the Talent Development Centre is responsible for carrying out teaching and training activities to prevent and stop sexual harassment. Depending upon the severity of the situation, the

Company's disciplinary measures against the perpetrator may include a warning, admonishment, or termination of employment.

●**Whistleblower protection mechanism:** We keep the complainant's personal information and the content of the complaint strictly confidential to protect the legitimate rights and interests of the complainant. We ensure that complainants will not be subjected to unfair dismissal, persecution, or unauthorized disciplinary action because of their complaint.

This year, the Company conducted organizational activity research and satisfaction surveys. Employees expressed their views and suggestions on the work environment, work experience, values, company development and various other items through questionnaires and focus group interviews. The Company will make targeted improvements based on the results of these surveys. Furthermore, the Company has established a labor union to safeguard employees' legitimate rights and interests. As of 31 December 2023, there are over 800 employees who are union members within the Company.

In 2023, the employee turnover indicators were:

Employee Turnover[13] Indicators		Unit	2023
Total employee turnover rate[14]		%	27.24
Employee turnover rate by gender	Male	%	22.78
	Female	%	31.54
Employee turnover rate by age group	30 and under	%	30.89
	31 to 50	%	10.95
	51 and above	%	0
Employee turnover rate by geographic region	China's mainland	%	27.27
	Hong Kong, Macao, Taiwan and other countries or regions	%	7.69

[13] The employee turnover indicator only includes full-time employees.

[14] Employee turnover rate = Number of full-time employees who voluntarily resigned during the Reporting Period / (Number of full-time employees at the end of the reporting period + Number of full-time employees who voluntarily resigned during Reporting Period) * 100%.

Practicing Green Development

Green development is about more than protecting the environment. It represents a necessary step toward fostering sustainable economic and social progress. We proactively align with national goals for carbon peaking and neutrality and integrate climate change responses and green development principles into our daily business operations. Our commitment involves offering users environmentally friendly, low-carbon products to aid in reducing carbon emissions, thereby collectively contributing to society's sustainable development.



Strengthening Environmental Management

The Company strictly abides by environmental protection-related laws and regulations and is committed to protecting the environment and natural resources of our operation area to the greatest extent possible. We develop an environmental management philosophy that encompasses our operations, employees, users, and partners, working with our stakeholders to jointly enhance the protection of the environment and efficient use of natural resources.



KANZHUN Environmental Protection Philosophy

●Promoting GreenOffice (Company)

●**Energy Management**

Energy Efficiency Improvement - Developing lighting and air conditioning management to optimize energy efficiency

Clean Energy Utilization - Actively seek renewable energy sources and increase the utilization rate of clean energy

●**Waste Management**

Reduce waste generation at the source

Recycling-actively carrying out separate recycling

●**Water Resource Management**

Water Conservation - Applying water-saving appliances to reduce water consumption

●Raising Employees' Awareness of Environmental Protection (Employee)

Cultivate employees' environmental awareness and practice environmental initiatives

●Creating Low-carbon Products (User)

Creating low-carbon products to help users reduce carbon emissions

●Implementation of Green Procurement (Partners)

Giving preference to environmentally friendly suppliers, renting low carbon buildings and building low carbon supply chains

To better support our environmental philosophy, we regularly assess the impact of our operations on the environment and natural resources, set environmental goals, and evaluate the achievement of these goals on an annual basis. The Company's impact on the environment is mainly due to carbon emissions and waste emissions generated by the daily operations of office buildings and leased data centers. The Company's main resource use includes electricity, water, and paper consumed in daily operations. The Company has no issue in sourcing water that is fit for purpose. To minimize our environmental impact, we set practical environmental goals.

Year 2022 Environmental Goals Setting

Type	2022 Goals	Unit	2023 Progress	Target Year	Status of Goals
Energy Conservation and Emission Reduction	By the end of 2023, network equipment procured by the Company with energy-saving and environmental protection certification shall account for 100%.	%	100	2023	Completed
	By the end of 2023, servers procured by the Company with energy-saving and environmental protection certification shall account for more than 99.96%.	%	100	2023	Completed
	By the end of 2023, the average annual PUE of our leased data centers shall be no higher than 1.33.	NA	1.33	2023	Completed[15]
Water Conservation	By the end of 2023, all of the hand-washing sinks in our Beijing office buildings' self-constructed restrooms will be equipped with water-saving faucets.	%	100	2023	Completed

[15] This target only counts data centers leased by the Company that are already in operation and do not include leased data centers under construction for the time being.

Year 2022 Environmental Goals Setting

Type	2022 Goals	Unit	2023 Progress	Target Year	Status of Goals
Waste Reduction	From 2023 onwards, 100% of the hazardous waste generated by our offices in all of our operating locations will be collected by qualified recycling companies.	%	100	2024 and after	2023 achieved and ongoing
	By the end of 2024, 100% FSC[16]-certified printing papers will be applied in all our operating locations.	%	100	2024	2023 achieved and ongoing
	From 2023 onwards, 100% of the non-hazardous waste generated by our Beijing office buildings will be disposed of by type.	%	100	2024 and after	2023 achieved and ongoing

Year 2023 Environmental Goals Setting

Type	2023 Goals	Unit	Target Year
Energy Conservation and Emission Reduction	Gradually replace the lights in the Beijing office building's working area with energy-saving LED lights from 2021. It is expected that more than 90% of the lights in the work area will be LED lights by 2025.	%	2025
Water Conservation	By the end of 2026, all of the hand-washing sinks in our Beijing office buildings' self-constructed restrooms and pantries will be equipped with water-saving faucets.	%	2026

Note: The Company's greenhouse gas emissions are mainly derived from the energy consumption generated by the Company's operations, and on the basis of the energy conservation and emission reduction targets already set, no separate targets for reducing greenhouse gas emissions were set for the current year.

---

[16] Founded in 1994, the Forest Stewardship Council (FSC) has been working for many years to improve forest management around the world, and FSC-certified products support responsibly managed forests. The FSC certification logo on a product means that it has been produced in accordance with a set of stringent requirements and meets the criteria of being environmentally appropriate, beneficial to communities and economically viable.

1.Creating Low-carbon Products

We integrate the concept of environmental protection into our products and services and encourage our users to reduce carbon emissions by providing them with green products.

By building the largest online recruitment platform in China, we provide green products and services for corporate recruitment and individual job seekers. We support the online publication of recruitment information and edit personal resumes online, building a one-stop platform for online communication, interviews and recruitment for enterprise users and job seekers. Leveraging our unique business, we reduce greenhouse gas emissions from travel and interview commuting from traditional interviews, and recruitment activities that have historically taken place face-to-face, and the use of paper for job postings, resumes and job offers.

The Company records the exchange of resumes with intention between job seekers and recruiters on the platform as a "mutual achievement."[17] In 2023, the Company achieved over 1.5 billion mutual achievements, which can be analogized to a potential reduction of 1.5 billion paper resumes being submitted. In 2023, KANZHUN's average monthly active users (MAU) reached 42.3 million, a year-on-year increase of 47.4%, with an average of 4.8 billion chat messages occurring on the platform each month. This is significantly transforming the traditional offline interactions between job seekers and recruiters into online activities.

2.Promoting Green Offices

We are committed to embedding the concept of environmental protection in every aspect of our daily operations, and continuously improving the standards and depth of environmental management by establishing systematic management and regular supervision mechanisms. We actively practice the concept of green and low-carbon operations, and Beijing Huapin Borui Network Technology Co., Ltd. Passed the ISO 14001 environmental management system annual audit in August 2023.


环境管理体系认证证书
北京华品博睿网络技术有限公司
GB/T24001-2016/ISO14001:2015 标准
与人力资源服务相关的环境管理活动
For ESG Report Only

The Company obtained ISO 14001 Environmental Management System Certification

[17] Mutual achievement refers to the successful exchange of resumes or contact information between recruiting companies and job seekers on the platform.

(1)Energy Management

We continue to improve energy efficiency and reduce energy waste while actively utilizing clean energy. We aim to build an efficient and environmentally friendly energy system and reduce carbon emissions.

①Energy Efficiency Improvement

We are dedicated to using energy responsibly. We continually improve electricity consumption management in our office buildings and strive for better energy efficiency. To achieve this, we established a system to audit workplace electricity usage on a monthly and quarterly basis. This allows us to identify any abnormal electricity consumption and analyze our consumption patterns to identify potential areas where we can save energy. We use a variety of methods, including behavior management and equipment optimization, to minimize unnecessary energy waste.

KANZHUN Office Energy Conservation Measures

Electricity Consumption Behavior Management:

●We formulate operating rules for air conditioning, lighting, and other office energy equipment. We also meticulously control energy consumption based on ensuring operational efficiency and employee comfort.

●We stipulate the operating parameters and status of the air-conditioning system according to the season and office hours: natural ventilation should be selected as much as possible in spring and autumn, and the air-conditioning temperature should not be lower than 26 degrees in summer and not higher than 20 degrees in winter.

●We arrange dedicated personnel to regularly inspect the use of electrical equipment, turn off unnecessary equipment during non-office hours, and reduce the standby energy consumption of equipment.

●We regularly check the working condition of the air-conditioning equipment, such as whether the vents, filters and other components are blocked by dust, to ensure the normal operation of the air-conditioning system and reduce energy consumption.

Equipment Optimization:

●We are gradually expanding the use of LED energy-saving lamps and inductive intelligent control switches to decrease the proportion of traditional high-energy-consuming electrical equipment.

●Induction lamps are installed in some of the Company's parking lots to avoid ineffective lighting and further reduce energy consumption.

●Some of the Company's air conditioners use ice storage systems to meet the cooling needs of buildings and reduce the power load of air conditioners.

●We install sealing strips on the windows of the Company's office buildings to avoid the loss of indoor temperature and reduce the use of air conditioning.

●The Beijing headquarter office building uses an energy-saving central air-conditioning system, with an annual Seasonal Coefficient of Performance (SCOP[18]) of 6.1 and an average unit energy consumption of 85 kWh/(m2.a), which is about 25% more energy-efficient than similar office buildings.

● The Beijing headquarter office building is equipped with an ultra-white triple-silver glass curtain wall, which has a heat insulation rate of 97%, effectively avoiding indoor and outdoor heat exchange and saving energy from air-conditioning.

②**Clean Energy Utilization**

In our day-to-day operations, we strive to reduce the unnecessary use of traditional fossil fuels while actively expanding the proportion of clean energy use. We pay close attention to the development of clean energy technologies and apply clean energy as much as possible in our operations.

(2)Waste Management

We reduce waste (i.e., both hazardous and non-hazardous waste) at the source by implementing online office software and recycling office equipment. We also actively carry out waste classification and recycling, avoid harmful waste pollution to the environment, and realize resource recycling. We also purchase FSC-certified office paper to support sustainable forest construction and conservation efforts.

①**Reduction**

We actively adopt paperless office methods, promote the use of online office platforms, encourage employees to transmit electronic office documents, hold online meetings, apply electronic approvals, etc., to reduce unnecessary paper consumption. When printing is necessary, we encourage our employees to prioritize the use of double-sided and black-and-white printing. We also actively advocate the recycling of office furniture and equipment, aiming to reduce resource waste, environmental pollution, and facilitate deeper green office concepts.

②**Recycling**

We set up classified garbage bins in Beijing and other workplaces, and strictly implement garbage classification management. To ensure the proper disposal of hazardous waste and end-of-life electronic equipment generated in the office area, we adopt a separate collection and unified treatment method. Hazardous waste is disposed of safely by qualified relevant recyclers. The Company's hazardous waste mainly includes toner cartridges and ink cartridges generated from office processes.

---

[18] SCOP (Seasonal Coefficient of Performance) is used to evaluate the energy efficiency of an air conditioning or refrigeration system during a specific season or time period. The higher the SCOP value, the better the equipment's energy efficiency.




请将厨余
垃圾放到
垃圾房厨
余垃圾桶
内
其他垃圾
可回收物

Recycling of Office Furniture and Equipment

Waste Classification


01.
感应水龙头
02. 节水提示
请珍惜
每一滴水

The Company installs sensor faucets
and posts water-saving tips

(3)Water resources management

As part of our environmental commitment to water conservation, in 2023, we installed water-saving sanitary appliances and accessories in more office areas and continued to increase the proportion of water-saving sanitary ware with sensor-type water discharge. We also attach great importance to the daily management and maintenance of water equipment and conduct regular inspections to detect any water leakages. If any issues are found, we promptly report them to the property management and carry out necessary repairs to reduce unnecessary water waste. In addition, the Company's Beijing Samsung Building workplace also has a rainwater recycling and purification treatment device, which can effectively collect rainwater and convert it into a clean water source suitable for vegetation irrigation through filtration, sand removal, and other treatment processes, to realize the recycling of water resources.

3.Raising Employees Awareness of Environmental Protection

To raise employee awareness about environmental protection, we developed internal policies and promotional materials such as *Green Office – We Are Taking Actions* and *Doing Our Best to Reduce "Carbon" on the Earth*. These materials are designed to encourage our staff to practice green office concepts. Additionally, we use the Company's administrative account on the internal employee communication platform to actively promote environmental protection related content. We also post environmental protection slogans in our office buildings and display electricity and water-saving signs around electrical appliances and water facilities to enhance employees' environmental awareness. Furthermore, we encourage our employees to use public transport, walk or cycle as much as possible.


BZL
绿色办公
低碳生活
GREEN OFFICE 2023
一起行动吧
KEEP EARTH HEALTHY
绿色办公

Low-carbon Lifestyle Poster


BZL
绿色办公
我们在行动
世界水日
WORLD WATER DAY
03/22
2023年3月22日是第31届"世界水日"。世界水日的宗旨是唤起公众的节水意识，加强水资源保护。

Water Conservation Poster


绿色办公
我们在行动
世界地球日
THE WORLD EARTH DAY
04/22
GREEN OFFICE WE ARE IN ACTION
世界地球日（The World Earth Day）即每年的4月22日，是一个专门为世界环境保护而设立的节日，旨在提高民众对于现有环境问题的认识，并动员民众参与到环保运动中，通过绿色低碳生活，改善地球的整

Green Office Poster

Tackling Climate Change

We are fully aware of the far-reaching impacts of climate change on the global environment and human civilization. For this reason, we continue to strengthen our climate change governance, incorporate climate change attributes into the Company's risk management system, regularly identify the risks and opportunities climate change brings to the Company and formulate countermeasures to contribute to the protection of the ecological environment and the realization of the sustainable development of the enterprise and society.

1.Climate Change Governance

The Company manages climate change issues in an integrated manner by continuously improving our risk management capabilities. The Audit Committee of the Board considers and oversees matters related to climate risk. During the Reporting Period, the Audit Committee reviewed KANZHUN's annual carbon emissions, types, impacts and responses to climate-related risks and opportunities.

2.Climate Impacts and Coping Strategies

Based on the classification of climate change risks and opportunities by the Task Force on Climate-Related Financial Disclosures (TCFD), combined with the discussion and judgment of the Company's relevant business departments, we identified the Company's preliminarily current climate risks and opportunities, and continue to improve our risk response measures and path to realize opportunities. The Company's types of climate risks and opportunities, potential impacts and countermeasures are laid out in the table below. In the future, we will continue to improve our ability to respond to and manage climate risks and opportunities, accelerate the Company's process of low-carbon transformation, and actively respond to climate change.

Types of Risks and Opportunities		Risk and Opportunity Impact	Response Measures
Physical Risks	Acute – Increased frequency and severity of extreme weather	An increase in the frequency of extreme weather may result in the Company's employees being unable to commute to work normally, or even threaten the safety of employees, which in turn may reduce the Company's productivity and may harm the Company's profit level. In addition, the Company's office equipment and the Company's leased data center servers may be damaged as a result of extreme weather, such as flooding, resulting in the Company's inability to conduct its business normally, which in turn will increase the Company's equipment maintenance costs and depreciation of the equipment and increase the Company's operating costs.	We formulated the *Flood Control Emergency Plan* and the *Kanzhun's Business Continuity Management Measures*, equipped our offices with professional emergency and rescue equipment, and regularly conducted safety and emergency drills and rescue training. We set up data center disaster recovery measures, including backup and recovery strategies, disaster recovery solutions, and emergency response plans. These measures can quickly restore data and business applications in the event of a data center failure or disaster, guaranteeing business continuity and data integrity. In addition, we purchase insurance for the Company's assets to reduce the Company's financial loss due to accidents. In 2023, we purchased Ping An Public Liability Insurance for our Samsung office in Beijing.

Types of Risks and Opportunities		Risk and Opportunity Impact	Response Measures
Physical Risks	Chronic – Increase in average temperature	Higher average temperatures may result in the Company's leased data centers increasing the number of cooling units or replacing them with more efficient cooling units to maintain normal server operations. The Company may be required to pay higher electricity or data center lease fees, which in turn may result in increased operating costs for the Company.	We incorporate climate resilience into the selection process of data center vendors, prioritizing suppliers with efficient cooling technology, environmental impact in the construction phase and low PUE.
Transition Risks	Policy and Legal	As societal awareness of climate change issues increases, domestic and foreign governments, and stock exchanges may implement stricter climate policies, such as requiring companies to disclose Scope 3 carbon emission data, conducting climate change scenario analysis and calculating financial impact, and including the Company's industry in the carbon emission trading market. We may face a tougher compliance environment, which can lead to increased operating costs.	We pay closely monitor climate change-related policies and assess the impact of policies on the Company in a timely manner so that we can promptly make improvement measures. We continue to improve the Company's carbon emission information statistics capabilities and climate information disclosure level. We have pre-emptively formed an internal working group, regularly disseminated internal communication and training, and hired external expert consultants to conduct carbon inventory projects, to respond to government and regulators concerns about the climate change response of listed companies. In 2023, the Company made a preliminary calculation of Scope 3 carbon emissions data, and will continue to improve information statistics and disclosure in the future.

Types of Risks and Opportunities		Risk and Opportunity Impact	Response Measures
Opportunities	Technology	With the development of new technologies for renewable energy use and energy efficiency improvement, the Company may conduct special transformation of energy conservation and emission reduction processes, expand the proportion of clean energy use, and replace electric commercial vehicles at a lower cost to further reduce the intensity of carbon emissions.	We will carefully examine technological changes domestically and abroad and strategically improve the Company's technological deployment. During the design and construction of new buildings, we will adopt advanced green building technologies and procure low-energy-consuming equipment to reduce energy-saving renovation costs. We will also regularly track the dynamics of the renewable energy market and co-operate with office building property companies to gradually increase the proportion of clean energy use, where conditions permit. We will also undertake low-carbon solutions research and actively recruit talent in related fields to reduce corporate carbon emissions.

Types of Risks and Opportunities		Risk and Opportunity Impact	Response Measures
Opportunities	Market Demand	We provide online recruitment services to help enterprise users reduce their greenhouse gas emissions associated with recruitment activities. As an internet platform company, our technological strengths and advantages of our user base and channel allow us to quickly and purposefully provide users with digital green transformation services by analyzing users' needs in low-carbon recruitment and employment. With the increasing importance of green transformation in the global market, enterprise users will place an increasing focus on their level of green development level and benefits. More enterprise users will purchase our low-carbon products, which in turn, will bring the Company revenue growth.	We have a wide range of online products and services to help enterprise users achieve digital and green transformation while promoting more rational allocation of human resources (see the "Creating Low-carbon Products" section of this report for details). In addition, the Company is considering gradually quantifying carbon reduction in online recruitment to prompt more enterprise users to reduce carbon emissions and continue to improve user loyalty and retention.

3.Overview of Carbon Emission Indicators

This year, we measured our greenhouse gas emissions using the *GHG Protocol a Corporate Accounting and Reporting Standard* developed by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD). In 2023, the Company's total GHG emissions (Scope 1, Scope 2, Scope 3) were 85,795.78 tons of CO_{2e}[19].

Indicators	Unit	2023
Greenhouse Gas Emissions (Scope 1, Scope 2)	Tons of CO_{2e}	2,530.03
Scope 3 Greenhouse Gas Emissions: Purchased Goods and Services	Tons of CO_{2e}	46,296.91
Scope 3 Greenhouse Gas Emissions: Capital Goods	Tons of CO_{2e}	36,268.55
Scope 3 Greenhouse Gas Emissions: Fuel-and Energy-Related Activities (not included in scope 1 or scope 2)	Tons of CO_{2e}	45.02
Scope 3 Greenhouse Gas Emissions: Business Travel	Tons of CO_{2e}	655.27

[19] For the scope 3 GHG emissions from different sources that were accounted for and disclosed for the first time, we comprehensively assessed and verified the data quality of each category, and included them in the scope of the statistics if measured values were available and specific activities or business services could be identified; in the absence of measured values, the calculation was completed through scientifically sound estimation methods. In the future, as the quality of the underlying data for scope 3 GHG emission is enhanced, the data coverage and accuracy will be further improved.

Table of Environmental Performance Indicators

The following are our key environmental performance indicators. We do not currently have our own data center. The emissions and resource and energy consumption of our leased data centers are the responsibility of the operators, whose data is not included in our disclosure herein. Our water supply is from the municipal tap water supply, and we have experienced no issues in obtaining water.

Environmental Performance Indicators[20]	Unit	2023
GHG emissions (Scope 1, Scope 2) [21, 22]	Tons of CO_{2e}	2,530.03
GHG emission per capita (Scope 1, Scope 2)	Tons of CO_{2e} /person	0.47
Total Energy consumption[23]	MWh	4,458.92
Energy consumption per capita	MWh/person	0.83
Hazardous waste[24]	Tons	0.10
Hazardous waste generated per capita	Tons/person	0.000019
Non-hazardous waste[25]	Tons	676.13
Non-hazardous waste generated per capita	Tons/person	0.13
Total water consumption[26]	m³	117,087.56
Water consumption per capita	m³/person	21.90

[20] The Company's leased office spaces have increased during the year, meanwhile, the amount of home office hours of employees has decreased, resulting in a year-over-year increase in the Company's total GHG emission, total energy consumption and non-hazardous waste in 2023. Due to the nature of the business, data regarding packaging materials do not apply to the Company.

[21] Due to the nature of the business, the material air emissions of the Company are GHG emissions arising from purchased electricity. The carbon footprint mainly includes leased offices that operate in China's mainland.

[22] GHG inventory mainly includes carbon dioxide. GHG emissions data during the reporting year is presented in carbon dioxide equivalent. The GHG calculation methodology is based upon the *2021 Electricity Carbon Dioxide Emission Factors* issued by the Ministry of Ecological Environment of the People's Republic of China and National Bureau of statistics of China.

[23] Total indirect energy consumption is calculated based upon the data of purchased electricity.

[24] Hazardous waste produced by office buildings mainly includes waste toner cartridges and waste ink cartridges from our printers.

[25] Non-hazardous waste produced by office buildings mainly includes domestic, electronic waste.

[26] Water supply mainly comes from the municipal water supply, and there is no issue in sourcing water. The water consumption is calculated based on the coefficients in the *2022 China Water Resources Bulletin* published by the Ministry of Water Resources of the People's Republic of China.

Building a Sustainable Supply Chain

The Company consistently upholds its commitment to environmental protection by adopting the supplier management policy focused on "providing sincere service, striving for excellence, promoting energy efficiency and cost-reduction, preventing pollution and emissions, eliminating potential hazards and safeguarding health." We also conduct thorough assessments of our suppliers to evaluate environmental and social risks concerning supplier engagement, evaluation, maintenance, and withdrawal. Our procurement practices prioritize the selection of environmentally friendly and sustainable products. Collaborating with partners, we explore eco-friendly business models to cultivate a responsible and enduring supply chain. This year, the Company introduced the *Measures for the Management of Procurement and Contracts* to enhance and standardize supplier management protocols.



Supplier Access and Engagement

The Company establishes a standardized supplier access process and an approval system to ensure procurement transparency and fairness. We add the *Notice to Related Parties* in our tendering documents, requiring all potential suppliers to comprehensively consider such factors as product quality, environment, occupational health and safety in operations. As such, we work to fulfill our obligations of environmental protection and ensure occupational health and safety together with our suppliers.

Before purchasing any products and services, the Company requires all potential suppliers to fill in the *Supplier Basic Information Questionnaire* or provide relevant supporting materials. After confirming the authenticity and validity of the materials submitted by the supplier and passing the admission review, the supplier can enter the supplier information database. For potential suppliers involved in data exchange, we review their security qualifications such as National Information System Security Level Protection Certification and reports, ISO 27001 Certification, and ISO 27701 Certification, and we only select suppliers with corresponding security qualifications. In addition, we conduct qualification audits on all potential suppliers, including quality licensing, business ethics compliance, environmental protection qualifications, etc., to thoroughly understand and evaluate suppliers' environmental and social risks and ensure that their qualifications meet the Company's requirements. Suppliers who fail the audit are disqualified from participating in the subsequent selection process and we will find other suppliers to cooperate with that meet our qualifications.

In the bidding and price comparison stage, the Company invites several suppliers to conduct fair and competitive negotiations and consultations to ensure that the suppliers' products and services match the Company's procurement needs. When purchasing office furniture, office computers, customized gifts and electronic equipment, we seek out suppliers that have environmental qualifications, and actively purchase green products and services.

During the supplier engagement process, we require adherence to anti-commercial bribery laws and regulations, completion of real-name authentication, and execution of the *Integrity Agreement* to ensure compliance with clauses on anti-corruption responsibilities, integrity, confidentiality, and reporting of unethical conduct. In 2023, building on the *KANZHUN Group Procurement Management System*, the Company further developed and issued the *Measures for the Management of Procurement and Contracts* to increase our control over the procurement and contract signing process, preventing instances of procurement fraud. To further raise our suppliers' integrity awareness, we periodically send integrity reminder messages. In 2023, approximately 100% of the Company's suppliers signed the *Integrity Agreement.*

As of the end of 2023, the number of suppliers with whom the Company cooperates was as follows:

Supplier Indicators		Unit	2023
Total number of suppliers		Number	261
Number of suppliers by region	The Mainland of China	Number	245
	Hong Kong, Macao, Taiwan and other countries or regions	Number	16

Supplier Evaluation and Withdrawal

The Company conducts annual evaluations and audits of all the suppliers with which it cooperates. In 2023, we established an inter-departmental working group, with the procurement department, administration department, legal department, and other procurement-related departments as team members to jointly take charge of related work.

We adopt a hierarchical management system for suppliers, and comprehensively rate suppliers according to their price, lead time, delivery cycles, delivery quality, professional quality, after-sales service capabilities and other dimensions every year, and classify them into different levels according to the rating results. For suppliers with lower ratings, we require immediate rectification while reducing the number of purchases of their products and services, and we keep track of their rectification. For suppliers who violate the provisions of the *Integrity Agreement* in the process of cooperation or whose annual evaluation deems them unqualified and the rectification is not suitable or possible, we add them to our "Blacklist" and immediately terminate the cooperative relationship. We verify the authenticity and accuracy of supplier information by conducting on-site investigations and evaluations of core suppliers[27], ensuring that the overall performance of suppliers is objectively and truthfully reflected.

[27] Core suppliers refer to suppliers with higher procurement amounts during the year.

To promote the development of an environmentally friendly value chain, we use environmental protection as one of the key criteria for rating suppliers. We focus on whether suppliers have adopted environmental protection concepts and verify suppliers' environmental protection-related qualification certificates, such as ISO 14001 Environmental Management System Certification, CQC China environmental protection product certification[28], GREENGUARD environmental protection certification,[29] etc. We aim to increase the proportion of suppliers with green labels, focus on identifying suppliers that uphold the concept of environmental protection and share our values while encouraging those who do not yet have green labels to adopt them. By the end of 2023, suppliers with green labels accounted for more than 60% of our Beijing office's suppliers.



 

Data Center Suppliers' Site

[28] CQC China Environmental Protection Product Certification is one of the voluntary product certification services conducted by the China Quality Certification Center (CQC). The certification scope covers environmental protection equipment as well as products beneficial to the environment in furniture, building materials, light industry and other categories. The aim is to promote the production and use of environmentally friendly products through environmental certification, thereby encouraging the improvement of living and natural environments and fostering a virtuous cycle of the natural environment and sustainable socio-economic development.

[29] GREENGUARD Environmental Certification is a globally recognized program specifically focused on product chemical emissions, designed to minimize the impact on indoor air quality during product usage, thereby safeguarding the health of consumers, particularly children and the elderly.

Leasing Green Data Centers

The Company adheres to the concept of green and sustainable development of energy conservation and environmental protection. We continue to pay attention to the environmental protection attributes of data center suppliers, require proof of green data center certification in the bidding process, and give priority to leasing data centers with green building design concepts and low PUE to further build a green supply chain. Since 2017, the average annual PUE of our leased data centers has been steadily decreasing. In 2023, the average annual PUE of the Company's leased data centers that have been put into operation was below 1.33.

Our leased data centers are equipped with a dedicated energy management team to regularly evaluate and analyze equipment operations and actively implement energy-saving measures. In terms of the use of energy-saving equipment, our leased data centers are equipped with the latest energy-saving dry-type transformers, precision air conditioners (EC fans), inverter water pumps, high-efficiency UPS and other high-efficiency and energy-saving equipment. In terms of the application of energy-saving technologies, our leased data centers adopt a variety of technologies such as liquid cooling, combined cooling, heating and power, and waste heat recovery to comprehensively improve the efficiency of refrigeration and energy transmission, and reduce greenhouse gas emissions caused by traditional fossil energy consumption as much as possible. In addition, our leased data centers use plate heat exchangers for cooling in winter, turn off the

electric heating function of high-voltage cabinets in non-summer high-humidity weather, and control the energy consumption of energy-using equipment in real-time, accurately and systematically through the intelligent digital management platform to achieve efficient management of energy and equipment, avoid unnecessary energy consumption to the greatest extent, and continuously pursue the optimization of energy efficiency.

We also monitor the use of clean energy in our data centers, actively cooperate with data center partners with a high proportion of clean energy use, and advocate for partners to participate in projects such as distributed power generation to further reduce greenhouse gas emissions in our value chain and achieve higher environmental and social benefits.

In terms of waste management, we require our suppliers to strictly comply with the *Law of the People's Republic of China on the Prevention and Control of Atmospheric Pollution,* the *Law of the People's Republic of China on Prevention and Control of Soil Contamination,* the *Law of the People's Republic of China on Prevention and Control of Environmental Pollution by Solid Waste* and other laws and regulations for waste disposal.

Procuring of Green Electronic Equipment

We engage in green development concepts with practical actions, and advocate the procurement of electronic equipment such as servers and network equipment that obtain energy conservation and environmental protection qualification certification. We consider the energy consumption level of electronic equipment during procurement evaluation, assess the environmental performance of electronic equipment suppliers, and purchase electronic equipment with low energy consumption and high energy efficiency to reduce the negative impact on the environment.

Delivering Community Care

We believe that corporate social responsibility is paramount, and have integrated the concept of "Promoting individual development with the power of technology and public welfare" into the Company's development strategy. Our goal is to combine our industrial strengths with community well-being. In strict alignment with all community investment regulations, we have developed and implemented the *Bylaws of Shanghai Zhipin Foundation*. We have established a whole process work system covered management structure, project development, strategic planning, goal and process management, communication strategy, and project outcome evaluation. Furthermore, we have established a robust community communication and service framework. To ensure operational standardization and efficacy, the Shanghai Zhipin Foundation publishes annual work reports and has them reviewed by a third-party professional organization review.

This year, we have primarily focused on four areas for our public welfare activities: ecological preservation, employee involvement in public welfare, community service, and disaster alleviation, with a total donation amount of RMB5.5685 million.



Ecological Preservation

The Company established a public welfare organization "Zhizhi Charity", which focuses on carrying out public welfare projects in ecological and environmental protection fields, to protect the harmonious development of man and nature.

In April 2023, we joined hands with the Yunnan Green Environment Development Foundation to jointly launch the "Water for Monkeys" public welfare program. We laid 5.2 kilometers of water diversion pipes in the Baima Snow Mountain National Nature Reserve, covering more than 60 drinking water points, providing previously unavailable drinking water in the dry season for more than 70 Black snub-nosed monkeys and other precious wild species in the surrounding area. We invited Weibo Key Opinion Leaders (KOL) to advocate for greater awareness of animal protection issues, prompting more than 80 million reading volumes of event-related topics on Weibo.

In August 2023, we launched the public welfare activity "Please Don't Disappear – Zhizhi Charity Endangered Plant Conservation Program." We cooperated with the Northwest Institute of Eco-Environment and Resources Chinese Academy of Sciences to propagate 3,000 green lilies using tissue culture technology. Our goal is to transplant these lilies back into their natural habitat by 2025, promoting the idea of ecological protection while safeguarding endangered plant species.


-4.22 世界地球日-
喝完猴猴喝的水，自拍一张！
滇金丝猴
直直
猴猴喝的水
— 白马雪山滇金丝猴饮水点捐赠 —

Poster of the "Water for Monkeys" Event

In October 2023, we initiated the "Ranger Guardian Campaign" to provide food, kitchen utensils, and outdoor footwear to the rangers in Hoh Xil, Qinghai Province to improve the living and working conditions of the Tibetan antelope keepers. We also collaborated with the Sanjiangyuan Ecological Protection Foundation to create a video showcasing the "Tibetan antelope population changes in 30 years" to highlight the successful cases of Tibetan antelope conservation. This video gained considerable attention on Weibo, becoming a hot search topic.

In December 2023, we conducted a campaign named "Protecting Nature's Little Beauty" to assemble a list "small problems" related to ecological and environmental protection. The campaign was open to students at more than 20 colleges and universities throughout the country. We also invited netizens to vote for the issues they considered most significant. We provided financial support to environmental protection projects with high votes to highlight the overlooked ecological and environmental issues with limited budgets. This year, the campaign's theme video, "Protecting Nature's Little Beauty," received more than 800,000 views, and we provided over RMB200,000 in financial aid to fund four associated environmental protection public welfare projects.

Employee Involvement in Public Welfare

We believe in public welfare for the greater and encourage employees to participate in public welfare activities, spread positivity and convey warmth.

In June 2023, the Company held a charity sale to encourage employees to sell unused items and donate the proceeds to support the underprivileged. The funds raised from this event were donated to charitable organizations to provide aid for public welfare projects such as children's education and improving the lives of disabled individuals in impoverished poor areas.

In September 2023, we collaborated with relevant community public welfare organizations to launch the "Companionship of a Winter Coat" donation campaign. The purpose of this initiative was to provide winter clothes to the people of Maduo County, Guoluo Tibetan Autonomous Prefecture, Qinghai Province. 427 clothing items worth nearly RMB120,000 were collected from this event, sending warmth and support to the people of Maduo County.



Scene of the Charity Sale

Community Service

We bring together social organizations, enterprises, and public welfare forces to provide warm-hearted assistance to communities. We aim to be a powerful complement to the government's efforts in poverty alleviation and other social initiatives.

In 2023, we became a part of the “Time-honored Meals on Wheels Coalition” in Huangpu District. We collaborated with charitable foundations and elderly foundations to establish a “time-honored restaurant for the elderly”. Seniors over the age of 65 are given discounts on meals at various “time-honored restaurant for the elderly” in Huangpu District with the Elderly Service Card. The restaurant underwent several age-inspired renovations such as the introduction of a “senior” seating area, emergency call bells, and tableside recesses for storing crutches to facilitate elderly dining conveniences. Zhipin Foundation was awarded the “Huangpu District Public Service Certificate for Helping the Elderly” by the Civil Affairs Bureau of the Huangpu District.


助老用餐行
直品基金会
用爱慰藉老人颐养天年
用心营造温馨就餐环境
MEALS FOR THE ELDERLY
营造适老化用餐环境
MEALS
FOOD
ZHIPIN FOUNDATION

“Time-honored Restaurant for the Elderly” Activity

Disaster Alleviation

We actively assume social responsibilities and always respond promptly to the needs of those affected by disasters, aiming to alleviate people’s hardship and make their lives easier.

In August 2023, the Zhipin Foundation donated RMB2 million to the special action of “Flood Relief in Beijing-Tianjin-Hebei and Other Regions.” The donation supported flood prevention and relief efforts, provided assistance to those in need and helped with post-disaster reconstruction in the severely affected areas.

In December 2023, the Zhipin Foundation donated RMB 1.2 million to the 6.2 magnitude earthquake disaster area in Jishishan County, Linxia Prefecture, Gansu Province for rescue and post-disaster reconstruction in the affected areas.

Standardizing Corporate Governance

The Company strictly abides by applicable laws, regulations and listing rules, consistently optimizes its governance system and has established a well-organized corporate governance mechanism with clear rights and responsibilities. The Company aims to conduct honest and compliant operations, effectively control risks, achieve high-quality and sustainable development, and reward society and shareholders with good performance.



Composition of the Board of Directors

The Board of Directors is the highest decision-making body of the Company, consisting of the Audit Committee, the Compensation Committee, the Nomination Committee, and the Corporate Governance Committee. The Board and its professional committees are primarily responsible for determining the strategic direction and overall strategy of the Company, supervising management's work and the Company's operational and financial performance, and ensuring the long-term stability of effective risk management and internal controls. Currently, the Board has 9 directors, including 3 independent directors, which account for one-third of the Board. All members of the Audit and Corporate Governance Committees, including the Chairman, are independent non-executive Directors. The Chairmen of the Compensation Committee and the Nomination Committee and two-thirds of their members are independent non-executive Directors. Through its governance structure, the Company utilizes professional committees to ensure the independence of major decisions and to protect the long-term interests of shareholders and the Company.

The Company values the diverse experience of its Board members, formulates a Board diversity policy, and considers Board diversity (including gender diversity) as a key factor in maintaining the Company's competitive advantage, attracting diverse talents, and retaining and motivating employees. In the process of selecting directors, we pay attention to various diversity factors, including but not limited to gender, experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability, dedication, conflicts of interest, etc. In doing so, we improve the level of corporate decision-making in our business strategy, risk prevention and other matters with more comprehensive and integrated perspectives and concepts, and enhance the effectiveness of the Board's performance of duties. The current directors of the Company include 2 female directors, accounting for 22% of the directors.

The Company's Nomination Committee annually reviews the structure, size, and composition of the Board and provides recommendations as necessary to achieve an appropriate balance of independence, knowledge, experience, skills, expertise, diversity, and gender on the Board as a whole. Our Board members have different educational backgrounds in computing, law, electronic engineering, economics, etc., and have rich industry experience on the internet, human resources services, capital markets, etc.

The Board has authorized the Audit Committee to oversee the Company's ESG matters. For information on the members of the Board of Directors and their activities, as well as the remuneration of directors and senior management, please refer to our *FY2023* Annual Report on our IR website. Details of the corporate governance structure, the charter of the Board of Directors and other details on corporate governance are also available on our Company website[30].

---

[30] Details of corporate governance are available on the Company's website (https://ir.zhipin.com/corporate-governance/governance-documents) and in the Corporate Governance section of the 2023 Annual Report (https://ir.zhipin.com/financial-reports/annual-reports)

Practicing Business Ethics

We are well aware of the importance of integrity and responsible business operations, and always abide by business ethics to lay a solid foundation for the long-term development of the enterprise. We strictly abide by the anti-unfair competition, anti-bribery and anti-corruption laws and regulations of the places where we operate, continuously improve the business ethics management systems, and strive to create a good business environment.

1.Business Ethics System Building

The Company formulated internal policies such as the *Code of Business Conduct and Ethics* (the "Code"), the *Anti-Corruption Policy*, the *Rewards and Labor Discipline Regulations*, and the *Guidelines for Anti-Monopoly Compliance* and reviewed and updated the systems in accordance with the requirements of laws and regulations and the Company's business development. During the year, the Company added measures to deal with employees who violate the *BOSS Zhipin's Behavior Management Rules for Employee of Business Section*, which further improved the rationality and effectiveness of the system.

The *Code* includes conflict of interest, gifts and entertainment, anti-bribery and FCPA (The U.S. Foreign Corrupt Practices Act) compliance, compliance with laws and regulations, discrimination and harassment, fair dealing, etc. The Code and the *Anti-Corruption Policy* apply to all entities and joint ventures of the Company, covering all directors, officers, employees, and consultants of the Company. The Company has a "zero tolerance" attitude towards any form of bribery or corruption, and prohibits any form of corruption, fraud, bribery, deductions, gifts, illegal offers, and other disciplinary violations.

2.Business Ethics Management System

The Company attaches great importance to business ethics management. The Audit Committee of the Board is responsible for overseeing the Company's plans to comply with the *Code of Business Conduct and Ethics*. The Audit Committee meets regularly with the management to discuss the Company's compliance with the Code. In addition, the Company promptly meets with external legal counsel to seek advice on the Company's legal and business ethics matters.

In terms of anti-corruption, the Company set up a discipline inspection team, which is responsible for daily supervision, receiving reports or complaints, and verifying whether employees commit corruption, fraud, or other violations of business ethics. In terms of anti-monopoly, the Company appointed the Government Affairs Committee to lead the anti-monopoly compliance management, which worked with relevant business departments to promote the in-depth development of anti-monopoly work. The Anti-Monopoly Compliance Working Group, comprising the Governmental Affairs Committee, the Legal Affairs Center, the Commercial Products Group, and the Operations Security Center, is responsible for organizing regular meetings to discuss the performance and progress of anti-monopoly compliance management.

We incorporate compliance with the *Code* in our employee performance appraisal system and link it to employee compensation. For employees who are responsible for the Company's commercialization-related work, we include an "integrity score" in their performance appraisals and strengthen the accountability of managers in the *BOSS Zhipin's Behavior Management Rules for Employee of Business Section* when team members commit fraud or other misconduct.

During the year, the Company had no closed corruption litigation against the Company or its employees, and no litigation-related to money laundering or fraud. The Company adheres to the principle of fair competition and did not receive any fines nor settlements arising from anti-monopoly and anti-unfair competition acts.

3.Reporting Channels and Whistleblower Protection

The Company has a special reporting mailbox to receive reports on potential corruption, fraud, monopoly and other violations of business ethics, and provides two reporting options: real-name and anonymous reporting. The Company establishes a dedicated working group to handle business ethics incident reports, with a focus on internal and external whistleblowing information. In strict accordance with the Company's system, the working group follows up on potential violations at the outset of reports to ensure that every report is dealt with in a timely, fair, and effective manner. In investigating and processing reports, the Company strictly maintains the confidentiality of the

information and content of the whistleblower and prohibits any retaliating against or framing the whistleblower, witnesses, and investigators in any form. For reports that constitute violations and crimes, the Company transfers them to relevant judicial authorities for handling in accordance with the law.

We are committed to maintaining integrity and fairness in our cooperation with our suppliers and have zero tolerance for misconduct that violates business ethics, such as procurement corruption. We encourage our suppliers to actively supervise the Company, and should they find that any Company personnel has violated the provisions of the *Integrity Agreement*, they can report to us through the procurement team's public relations email of the procurement team.

Reporting channels for business ethics violations

Code of Conduct Violation Report Email:

compliance@kanzhun.com

Anti-monopoly Compliance Email:

fldjb@kanzhun.com

Reporting Channel for Suppliers

Procurement team's public relations email:

caigouzu@kanzhun.com

Mail: 5th Floor, Building 1, Yard 16, Taiyanggong Middle Road, Chaoyang District, Beijing 100028

4.Enhancing Ethical Awareness

The Company conducts anti-bribery and anti-corruption training for all employees (including full-time employees and part-time employees) every year, aiming to help employees fully understand the Company's business ethics policies and enhance their business ethics awareness. At the same time, we actively collect the training needs of business departments regarding business ethics issues and solicit feedback from employees on training courses. We continuously improve and refine the training content to ensure that it is more targeted and effective.

During the year, the Company conducted special training for employees of legal affairs, public affairs, platform operations and other departments to deeply analyze the types of business ethics crimes involving private enterprises and interpret relevant laws and regulations. Through vivid case explanations, employees have a deeper understanding of anti-corruption, anti-fraud and other business ethics laws and regulations, enhancing their sensitivity and ability to identify business ethics violations. In 2023, the Company conducted business ethics training for all members of its Board of Directors.

Laws and Regulation of ESG and Company Regime

Regarding environment, the Company complies with the *Environmental Protection Law of the People's Republic of China*, the *Law of the People's Republic of China on Energy Conservation*, and the *Law of the People's Republic of China on the Prevention and Control of Environment Pollution Caused by Solid Wastes* to ensure that the use of energy and the discharge of wastes comply with the requirements of national laws and regulations; the Company has formulated internal systems such as the *Green Office - We Are Taking Actions* and the *Doing Our Best to Reduce "Carbon" on the Earth*. We issued operation rules for various types of office equipment, striving to integrate environmental management into all aspects of daily work and realizing the concept of low-carbon environmental protection. For details, please refer to the section "Practicing Green Development".

Regarding employee recruitment, the Company abides by the *Labor Law of the People's Republic of China*, the *Labor Contract Law of the People's Republic of China*, the *Employment Promotion Law of the People's Republic of China*, the *Social Insurance Law of the People's Republic of China* and other relevant laws and regulations. We have issued the *Statement against Workplace Discrimination and Workplace Sexual Harassment* and the *Kanzhun Group's System for Preventing Workplace Sexual Harassment,* the *Performance Management System, the Compensation and Bonus System*, and the *Regulations on Rewards and Punishments and Labor*

Discipline, safeguarding the interests of our employees. For details, please refer to the section "Growing with Employees".

Regarding employee health and safety, following the Law on the *Prevention and Control of Occupational Diseases of the People's Republic of China*, the *Fire Protection Law of the People's Republic of China*, the *Law of the People's Republic of China on Work Safety,* and the *Regulation on Work-Related Injury Insurance, etc.,* the Company has formulated the *Fire-Fighting Safety Management System*, aiming to create a safe and comfortable workplace environment. For details, please refer to the section "Growing with Employees".

Regarding employee training and development, the Company has formulated the *BZL Talent Training System Course Management System (For Trial Implementation)*, the *General Force Training Demand Project Requirements (For Trial Implementation)*, the *Talent Training System Course Inventory Rules*, and the *Internal Lecturer Management System* to achieve the mutual growth of the Company and our employees. For details, please refer to the section "Growing with Employees".

Regarding labor standards, the Company complies with the *Labor Law of the People's Republic of China*, the *Law of the People's Republic of China on the Protection of Women's Rights and Interests*, the *Law of the People's Republic of China on the Protection of Minors*, and the *Regulations on the Prohibition of Child Labor*, etc., the Company has formulated and issued the *Background Check Management System of Kanzhun Limited*. For details, please refer to the section "Growing with Employees".

Regarding supply chain management, the Company complies with the *Bidding Law of the People's Republic of China* and has formulated internal policies such as the *Measures for the Management of Procurement and Contracts* to regulate the management of suppliers, and through signing the *Notice to Related Parties* and the *Supplier Basic Information Questionnaire* with suppliers to strictly monitor the entire process of the supply chain. For details, please refer to the section "Building a Sustainable Supply Chain".

Regarding product responsibility, The Company complies with the *Trademark Law of the People's Republic of China* and the *Advertisement Law of the People's Republic of China* to build a responsible marketing brand. The Company actively implements the *Product Quality Law of the People's Republic of China* and the *Law of the People's Republic of China on the Protection of Consumer Rights and Interests* and has established systems such as the *Kanzhun's System Change Management Measures*, and consistently prioritizes our product quality. The Company complies with the *Cybersecurity Law of the People's Republic of China*, the *Data Security Law of the People's Republic of China*, the *Personal Information Protection Law of the People's Republic of China*, the *Administrative Measures on Internet Information Services*, the *Cybersecurity Emergency Response Plan for Public Internet*, etc., and has formulated a series of information

security systems, such as the *General Policy of Information Security Management System*, to build up a solid defensive line of security. The Company complies with the *Civil Code of the People's Republic of China*, the *Copyright Law of the People's Republic of China*, the *Patent Law of the People's Republic of China*, and the *Anti-Monopoly Law of the People's Republic of China*, etc. to protect and respect our own and other people's intellectual property rights. For details, please refer to the section "Optimizing Products and Services".

Regarding business ethics, the Company implements the *Company Law of the People's Republic of China*, the *Criminal Law of the People's Republic of China*, the *Law of the People's Republic of China Against Unfair Competition*, the *Interim Provisions on Banning Commercial Bribery*, and has formulated internal policies, including the *Code of Business Conduct and Ethics*, and the *Anti-Corruption Policy*, striving to create a clean business environment. For details, please refer to the section "Standardizing Corporate Governance".

Regarding community investment, the Company has formulated and implemented the *Bylaws of Shanghai Zhipin Foundation*, etc., and initiated several public welfare activities, adhering to the concept of public welfare for the greater and proactively fulfilling our social responsibility. For details, please refer to the section "Delivering Community Care".

Appendix: HKEx ESG Reporting Guide Index Table

Subject Areas, Aspects, General Disclosures and KPIs		Corresponding Chapters
Mandatory Disclosure Requirements		
Governance Structure	A statement from the Board containing the following elements: (i) a disclosure of the Board's oversight of ESG issues; (ii) the Board's ESG management approach and strategy, including the process used to evaluate, prioritize and manage material ESG-related issues (including risks to the issuer's businesses); and (iii) how the Board reviews progress made against ESG-related goals and targets with an explanation of how they relate to the issuer's businesses.	Board of Directors' Statement
Reporting Principles	A description of, or an explanation on, the application of the following Reporting Principles in the preparation of the ESG report: **Materiality:** The ESG report should disclose: (i) the process to identify and the criteria for the selection of material ESG factors; (ii) if a stakeholder engagement is conducted, a description of significant stakeholders identified, and the process and results of the issuer's stakeholder engagement. **Quantitative:** Information on the standards, methodologies, assumptions and/or calculation tools used and source of conversion factors used, for the reporting of emissions/energy consumption (where applicable) should be disclosed. **Consistency:** The issuer should disclose in the ESG report any changes to the methods or KPIs used, or any other relevant factors affecting a meaningful comparison.	Reporting Principles

Subject Areas, Aspects, General Disclosures and KPIs		Corresponding Chapters
Reporting Boundary	A narrative explaining the reporting boundaries of the ESG report and describing the process used to identify which entities or operations are included in the ESG report. If there is a change in the scope, the issuer should explain the difference and reason for the change.	Reporting Scope

"Comply or explain" Provisions

A. Environmental

A1 Emissions

General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	Laws and Regulation of ESG and Company Regime
KPI A1.1	The types of emissions and respective emissions data.	Table of Environmental Performance Indicators
KPI A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Table of Environmental Performance Indicators
KPI A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Table of Environmental Performance Indicators
KPI A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Table of Environmental Performance Indicators
KPI A1.5	Description of emission target(s) set and steps taken to achieve them.	Practicing Green Development

Subject Areas, Aspects, General Disclosures and KPIs		Corresponding Chapters
KPI A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Practicing Green Development Strengthening Environmental Management
A2 Use of Resources		
General Disclosure	Policies on the efficient use of resources, including energy, water, and other raw materials.	Laws and Regulation of ESG and Company Regime
KPI A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	Table of Environmental Performance Indicators
KPI A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	Table of Environmental Performance Indicators
KPI A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	Practicing Green Development Strengthening Environmental Management
KPI A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	Practicing Green Development Strengthening Environmental Management Table of Environmental Performance Indicators

Subject Areas, Aspects, General Disclosures and KPIs		Corresponding Chapters
KPI A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	The use of packaging materials is not applicable to the Company's business
A3 The Environment and Natural Resources		
General Disclosure	Policies on minimizing the issuer's significant impacts on the environment and natural resources.	The Company's business activities do not have a significant impact on the environment and natural resources
KPI A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Practicing Green Development Strengthening Environmental Management
A4 Climate Change		
General Disclosure	Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.	Laws and Regulation of ESG and Company Regime
KPI A4.1	Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	Practicing Green Development Tackling Climate Change

Subject Areas, Aspects, General Disclosures and KPIs		Corresponding Chapters
B. Social		
Employment and Labor Practices		
B1: Employment		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment, and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	Laws and Regulation of ESG and Company Regime
KPI B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	Talent Development Strategy
KPI B1.2	Employee turnover rate by gender, age group and geographical region.	Talent Development Strategy
B2 Health and Safety		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	Laws and Regulation of ESG and Company Regime
KPI B2.1	Number and rate of work-related fatalities occurred in each of the past three years, including the reporting year.	Talent Development Strategy
KPI B2.2	Lost days due to work injury.	Talent Development Strategy

Subject Areas, Aspects, General Disclosures and KPIs		Corresponding Chapters
KPI B2.3	Description of occupational health and safety measures adopted and how they are implemented and monitored.	Talent Development Strategy
B3 Development and Training		
General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	Laws and Regulation of ESG and Company Regime Talent Development Strategy
KPI B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Talent Development Strategy
KPI B3.2	The average training hours completed per employee by gender and employee category.	Talent Development Strategy
B4 Labor Standards		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor.	Laws and Regulation of ESG and Company Regime
KPI B4.1	Description of measures to review employment practices to avoid child and forced labor.	Protecting Employee's Rights and Interests Talent Development Strategy
KPI B4.2	Description of steps taken to eliminate such practices when discovered.	Protecting Employee's Rights and Interests Talent Development Strategy

Subject Areas, Aspects, General Disclosures and KPIs		Corresponding Chapters
Operating Practices		
B5 Supply Chain Management		
General Disclosure	Policies on managing environmental and social risks of the supply chain.	Laws and Regulation of ESG and Company Regime
KPI B5.1	Number of suppliers by geographical region.	Building a Sustainable Supply Chain
KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Supplier Access and Engagement
KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain and how they are implemented and monitored.	Supplier Access and Engagement Supplier Evaluation and Withdrawal
KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers and how they are implemented and monitored.	Building a Sustainable Supply Chain
B6 Product Responsibility		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labeling and privacy matters relating to products and services provided and methods of redress.	Laws and Regulation of ESG and Company Regime

Subject Areas, Aspects, General Disclosures and KPIs		Corresponding Chapters
KPI B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	No significant relevance to the Company's business
KPI B6.2	Number of products and service related complaints received and how they are dealt with.	Optimizing User Services
KPI B6.3	Description of practices relating to observing and protecting intellectual property rights.	Intellectual Property Management
KPI B6.4	Description of quality assurance process and recall procedures.	Assuring Product Quality
KPI B6.5	Description of consumer data protection and privacy policies and how they are implemented and monitored.	Laws and Regulation of ESG and Company Regime Network Security and Privacy Protection

B7 Anti-corruption

General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	Laws and Regulation of ESG and Company Regime
KPI B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Practicing Business Ethics
KPI B7.2	Description of preventive measures and whistle-blowing procedures and how they are implemented and monitored.	Practicing Business Ethics
KPI B7.3	Description of anti-corruption training provided to directors and staff.	Practicing Business Ethics

Subject Areas, Aspects, General Disclosures and KPIs		Corresponding Chapters
Community		
B8 Community Investment		
General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	Laws and Regulation of ESG and Company Regime
KPI B8.1	Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport).	Delivering Community Care
KPI B8.2	Resources contributed (e.g. money or time) to the focus area.	Delivering Community Care